                                            File Pursuant to Rule 424(b)(1)
                                            Registration Statement No. 333-31764
PROSPECTUS

                                2,600,000 SHARES
                        REGENERON PHARMACEUTICALS, INC.
                                  COMMON STOCK

                             ----------------------

         Regeneron is selling 2,600,000 shares.

         The shares are quoted on the Nasdaq National Market under the symbol "REGN." On March 29, 2000, the last sale price of the shares as reported on the Nasdaq National Market was $29 3/4 per share.

         INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                             ----------------------

                                                                  PER SHARE            TOTAL
                                                                  ---------         ------------
Public offering price..........................................    $29.75           $77,350,000
Underwriting discount..........................................    $1.48             $3,848,000
Proceeds, before expenses, to Regeneron........................    $28.27           $73,502,000

         The underwriters may also purchase up to an additional 390,000 shares from a selling shareholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The shares will be ready for delivery on or about April 4, 2000.

                             ----------------------

MERRILL LYNCH & CO.
                             LEHMAN BROTHERS
                                                     J.P. MORGAN & CO.
                                                              ROBERTSON STEPHENS

                             ----------------------

                 The date of this prospectus is March 29, 2000.

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
Summary....................................................................................................     3
Risk Factors...............................................................................................     8
This Prospectus Contains Forward-Looking Statements........................................................    17
Use of Proceeds............................................................................................    17
Dividend Policy............................................................................................    17
Capitalization.............................................................................................    18
Dilution...................................................................................................    19
Selected Financial Data....................................................................................    20
Business...................................................................................................    21
Management.................................................................................................    31
Investment Company Act Considerations......................................................................    34
Description of Capital Stock...............................................................................    34
Selling Shareholder........................................................................................    37
Underwriting...............................................................................................    38
Legal Matters..............................................................................................    41
Experts....................................................................................................    41
Where You Can Find More Information........................................................................    41

                            ------------------------

     In this prospectus, "Regeneron," "our company," "we," "us" and "our" refer to Regeneron Pharmaceuticals, Inc. You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

     The following summary highlights information contained in other parts of this prospectus or incorporated by reference in this prospectus. You should read this summary together with the more detailed information elsewhere in this prospectus and in our financial statements and accompanying notes and other information incorporated by reference in this prospectus. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option, gives no effect to the exercise of outstanding options and warrants to purchase common stock and assumes all share numbers set forth in this prospectus are as of March 28, 2000.

                        REGENERON PHARMACEUTICALS, INC.

     We are a biopharmaceutical company that discovers, develops and intends to commercialize therapeutic drugs for the treatment of serious medical conditions. Expanding from our initial focus on degenerative neurologic diseases, we have more recently broadened our product pipeline to include drug candidates for the treatment of obesity, rheumatoid arthritis, cancer, allergies, asthma, ischemia and other diseases and disorders.

     Our ability to discover and develop product candidates for a wide variety of serious medical conditions results from the leveraging of several powerful technology platforms, many of which were developed or enhanced by us. In contrast to basic genomics approaches, which attempt to identify every gene in a cell or genome, we use Targeted Genomics(TM) and Functionomics(TM) (functional cloning) technology platforms that are designed to discover specific genes of therapeutic interest for a particular disease or cell type. Using these approaches, we have discovered many new families of growth factors and receptors, many of which are already protected by issued patents and which have led to several product candidates. If the natural protein itself is not a product candidate, we utilize our Designer Protein Therapeutics(TM) platform to genetically engineer product candidates with the desired properties. This technology platform has already produced more than 10 patented proteins, several of which are in preclinical development.

     The sophisticated application of all of these technology platforms, coupled with our biologic expertise in preclinical models of disease, has allowed us to discover drug candidates that address a wide variety of important medical needs. Relative to many participants in the biotechnology and genomics industry, we are well-positioned with three products in ongoing clinical trials and several product candidates planned to enter clinical trials over the next one to two years, including:

     o AXOKINE(R) SECOND GENERATION CILIARY NEUROTROPHIC FACTOR: Acts on the brain region regulating food intake and energy expenditure. AXOKINE is being developed for the treatment of obesity and complications of obesity such as Type II diabetes and is in clinical trials. We are also developing a modified form of AXOKINE (pegylated) that in preclinical studies is substantially longer acting than unmodified AXOKINE. This may allow less frequent and lower dosing in patients.

     o CYTOKINE TRAPS: Protein-based antagonists for cytokines such as interleukin-1 (called IL-1), interleukin-4 (IL-4) and interleukin-6 (IL-6) and a single antagonist that blocks both IL-4 and interleukin-13 (IL-13). These cytokines are thought to play a major role in diseases such as rheumatoid arthritis and other inflammatory diseases, asthma, allergic disorders and cancer. Cytokine Traps are potential treatments for these diseases, and at least one Cytokine Trap is expected to enter clinical trials by 2001.

     o VEGF TRAP: An antagonist to Vascular Endothelial Growth Factor (called
       VEGF), which is required for the growth of blood vessels that are needed for tumors to grow. In a preclinical model of cancer, the VEGF Trap blocked the growth of tumors by an anti-angiogenesis mechanism. VEGF Trap is a potential treatment for cancer and is expected to enter clinical trials in 2001.

     o ANGIOPOIETINS: A new family of growth factors, discovered by us, that are specific for blood vessels and early hemopoietic stem cells. The Angiopoietins, and engineered forms of these growth factors that can act as activators and blockers, are in preclinical testing for promoting blood vessel growth (to provide blood flow in diseased hearts and other tissues that have lost their original blood supplies), for blocking blood vessel growth (for the treatment of cancers), for fixing leaky blood vessels (that cause swelling and edema in many different diseases such as stroke, diabetic retinopathy and inflammatory diseases) and for promoting the growth and mobilization of certain hemopoietic cells such as stem cells and platelets.

     o BRAIN-DERIVED NEUROTROPHIC FACTOR, OR BDNF: Promotes survival of the spinal cord neurons that die in amyotrophic lateral sclerosis (or ALS, commonly known as Lou Gehrig's Disease) in preclinical models. BDNF is in clinical trials for ALS using two routes of administration; one of these trials is based on the results of a prior Phase III clinical trial.

     o NEUROTROPHIN-3, OR NT-3: Acts on the neurons of the intestinal tract and is in clinical trial for the treatment of constipating disorders associated with spinal cord injury and other neurologic diseases.

     We are currently developing AXOKINE and our Cytokine Traps independently of any corporate partners. We are developing BDNF in partnership with Amgen Inc. and Sumitomo Pharmaceuticals Company, Ltd., NT-3 in partnership with Amgen and our VEGF Trap, Angiopoietins and other product candidates in partnership with The Procter & Gamble Company. In all of these partnerships, we retain 50% U.S. commercialization rights. We also have numerous academic collaborations.

     Our manufacturing facilities in Tarrytown, New York, and Rensselaer, New York, were designed to comply with the Food and Drug Administration's current good manufacturing practices (called GMP). The Tarrytown facility produces preclinical and clinical supplies of our products and product candidates. At the Rensselaer facility, we manufacture products for Sumitomo Pharmaceuticals and Merck & Co., Inc. under contracts with them. We will continue to upgrade and expand our manufacturing facilities as we advance our products toward commercialization.

     We believe that we possess a strong intellectual property position, including 43 issued U.S. patents and more than 100 pending applications in all key areas of our research and development, including angiogenesis, bone and cartilage formation, Cytokine Traps, muscle atrophy and neurological disorders. We have a policy to file patent applications to protect technology, inventions and improvements we consider important to the development of our business. We also rely on trade secrets, know-how and continuing technological innovation to maintain and enhance our competitive position.

     Each member of our senior management team has at least ten years of experience in the biopharmaceutical industry. In addition, our Board of Directors consists of noted business and scientific leaders, including the former Chairman and CEO of Merck and three Nobel Laureates. In a 1997 survey by the Institute for Scientific Information, our Chief Scientific Officer was listed among the 11 most highly cited scientists in biology and medicine and was the only non-academic scientist in the group. We believe that we have been successful in attracting skilled and experienced personnel in a highly competitive environment. As of March 24, 2000, we had 435 full-time employees, 82 of whom hold a Ph.D. or M.D. degree or both.

                              RECENT DEVELOPMENTS

     We recently entered into a collaboration under a binding memorandum of understanding with Medarex, Inc. to discover, develop and commercialize human antibodies as therapeutics. We will contribute our expertise in discovering and characterizing proteins as drug targets, and Medarex will contribute its HuMAb-Mouse(TM) technology to create fully human antibody products for those targets. Together we have selected more than twenty initial targets, including growth factors, cytokines and receptors, and plan to add additional targets in the future.

     We have also recently signed an agreement with Emisphere Technologies, Inc. to establish a research and development collaboration to utilize Emisphere's oral drug delivery technology for AXOKINE. In preliminary preclinical pharmacokinetic studies, the Emisphere technology was able to achieve measurable blood levels of AXOKINE.

                         SELECTED PRODUCTS AND PROGRAMS

TECHNOLOGY PLATFORMS USED
FOR DISCOVERY AND
DEVELOPMENT                PROGRAM AND PRODUCT         TARGETED INDICATION       STAGE          COMMERCIALIZATION RIGHTS
-------------------------  -------------------------   -----------------------   ------------   -------------------------
TARGETED GENOMICS          AXOKINE(R) Second           Obesity and               Clinical       Regeneron
DESIGNER PROTEIN           Generation Ciliary          complications of
THERAPEUTICS               Neurotrophic Factor         obesity such as Type II
                                                       diabetes
TARGETED GENOMICS          BDNF (Brain-derived         Amyotrophic lateral
                           Neurotrophic Factor)        sclerosis (ALS)
                           Intrathecal (U.S.)                                    Clinical       Regeneron and Amgen
                           Subcutaneous (U.S.)                                   Clinical       Regeneron and Amgen
                           Subcutaneous (Japan)                                  Clinical       Sumitomo Pharmaceuticals
TARGETED GENOMICS          NT-3 (Neurotrophin-3)       Constipating conditions   Clinical       Regeneron and Amgen
                                                       associated with spinal
                                                       cord injury and other
                                                       medical conditions
                           CYTOKINE TRAPS
DESIGNER PROTEIN           IL-1                        Rheumatoid arthritis      Preclinical    Regeneron
THERAPEUTICS                                           and other inflammatory
                                                       disorders
DESIGNER PROTEIN           IL-4                        Asthma and allergic       Preclinical    Regeneron
THERAPEUTICS                                           disorders
DESIGNER PROTEIN           IL-4/13                     Asthma and allergic       Preclinical    Regeneron
THERAPEUTICS                                           disorders
DESIGNER PROTEIN           IL-2, IL-3, IL-5, IL-6,     Multiple                  Research       Regeneron
THERAPEUTICS               IL-15, gamma-interferon,
                           TGF-beta and others
                           ANGIOGENESIS
DESIGNER PROTEIN           VEGF Trap                   Cancer                    Preclinical    Regeneron and
THERAPEUTICS                                                                                    Procter & Gamble
TARGETED GENOMICS          Angiopoietin-1              Ischemia, vascular        Preclinical    Regeneron and
FUNCTIONOMICS                                          leak, edema and                          Procter & Gamble
DESIGNER PROTEIN                                       hemopoiesis
THERAPEUTICS
TARGETED GENOMICS          Ephrins, Angiopoietin-2     Cancer, ischemia and      Research       Regeneron and
FUNCTIONOMICS                                          hemopoiesis                              Procter & Gamble
DESIGNER PROTEIN
THERAPEUTICS
TARGETED GENOMICS          MUSCLE DISEASES AND         Muscle atrophy and        Research       Regeneron and
FUNCTIONOMICS              DISORDERS                   injury                                   Procter & Gamble

                           BONE AND CARTILAGE
                           -------------------------
TARGETED GENOMICS          RORs                        Osteoarthritis            Research       Regeneron and
FUNCTIONOMICS                                                                                   Procter & Gamble
TARGETED GENOMICS          DDRs                        Fibrosis and cirrhosis    Research       Regeneron and
FUNCTIONOMICS                                                                                   Procter & Gamble
TARGETED GENOMICS          G-PROTEIN COUPLED           Multiple targets          Research       Regeneron and
FUNCTIONOMICS              RECEPTORS                                                            Procter & Gamble

                               ------------------

     We are a New York corporation organized on January 8, 1988. Our executive offices are at 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707 and our telephone number is (914) 347-7000.

                                  THE OFFERING

Common stock offered by Regeneron............  2,600,000 shares

Shares outstanding after the offering:

  Common stock...............................  32,275,226 shares

  Class A stock..............................  2,773,950 shares

     Total...................................  35,049,176 shares


Use of proceeds..............................  We will receive net proceeds from this offering of approximately
                                               $73.0 million. We intend to use these net proceeds for working capital and general corporate purposes, including:

                                               o All of the costs to fund preclinical and clinical development of product candidates that are being developed independently of any corporate partner, such as AXOKINE and Cytokine Traps;

                                               o Our share of the costs to fund preclinical and clinical
                                                 development of product candidates that have been partnered, such as BDNF, NT-3, VEGF Trap and Angiopoietins;

                                               o Basic research;

                                               o Commercialization expenses;

                                               o Purchase of equipment and expansion of manufacturing facilities;
                                                 and

                                               o Potential acquisitions of companies and technologies which complement our business.

                                               We will not receive any proceeds from the sale of shares by the selling shareholder, if the underwriters exercise their over-
                                               allotment option.

Risk factors.................................  See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol................  REGN

     The number of shares outstanding after the offering is derived from our records and excludes (1) options to purchase 5,507,032 shares of our common stock under our 1990 Long-Term Incentive Plan, of which 2,417,237 were exercisable at March 28, 2000, (2) options to purchase 333,000 shares of our common stock which have been granted subject to shareholder approval and
(3) 1,557,400 warrants held by Procter & Gamble and Medtronic, Inc. as of
March 28, 2000. In addition, the number of shares outstanding includes those issued in connection with the exercise of 700,000 warrants by Amgen on March 2, 2000.

     Holders of our Class A stock are entitled to ten votes per share, and the holders of our common stock are entitled to one vote per share.

                        SUMMARY SELECTED FINANCIAL DATA

                                                                        YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------
                                                          1999        1998        1997        1996        1995
                                                        --------    --------    --------    --------    --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues
  Contract research and development..................   $ 24,539    $ 19,714    $ 17,400    $ 17,303    $ 23,247
  Research progress payments.........................         --       9,500       5,000          --          --
  Contract manufacturing.............................      9,960       9,113       4,458       2,451       1,140
  Investment income..................................      5,207       6,866       6,242       4,360       2,997
                                                        --------    --------    --------    --------    --------
                                                          39,706      45,193      33,100      24,114      27,384
                                                        --------    --------    --------    --------    --------
Expenses
  Research and development...........................     44,940      37,047      27,770      28,269      23,310
  Loss in Amgen-Regeneron Partners...................      4,159       2,484       3,403      14,250      13,805
  General and administrative.........................      6,355       5,838       5,765       5,880       5,764
  Depreciation and amortization......................      3,426       3,019       4,389       6,084       5,886
  Contract manufacturing.............................      3,612       5,002       2,617       1,115          72
  Interest...........................................        284         428         735         940       1,205
  Other..............................................         --          --          --          --         850
                                                        --------    --------    --------    --------    --------
                                                          62,776      53,818      44,679      56,538      50,892
                                                        --------    --------    --------    --------    --------
Net loss.............................................   $(23,070)   $ (8,625)   $(11,579)   $(32,424)   $(23,508)
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Weighted average number of Class A and common stock
  outstanding, basic and
  diluted............................................     31,308      30,992      28,702      24,464      19,768
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Net loss per share, basic and diluted................   $  (0.74)   $  (0.28)   $  (0.40)   $  (1.33)   $  (1.19)
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------

                                                                              DECEMBER 31,
                                                        --------------------------------------------------------
                                                          1999        1998        1997        1996        1995
                                                        --------    --------    --------    --------    --------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities.........................................   $ 93,599    $113,530    $128,041    $ 97,028    $ 59,622
Working capital......................................     59,725      83,499      88,953      72,960      36,254
Total assets.........................................    136,999     156,915     168,380     137,582      93,811
Capital lease obligations and note payable,
  long-term portion..................................      2,731       3,066       3,752       5,148       5,978
Shareholders' equity.................................    109,532     131,227     138,897     106,931      67,856

                                  RISK FACTORS

     You should carefully consider the following risk factors before you decide to buy our common stock. If any of these risks actually occurs, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline and you may lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS, INDUSTRY AND STRATEGY

MOST DRUG RESEARCH AND DEVELOPMENT PROGRAMS FAIL.

     Only a small minority of all research and development programs ultimately result in commercially successful drugs. It is not possible to predict whether any program will succeed until it actually produces a drug that is commercially marketed for a significant period of time. We are attempting to develop drugs for human therapeutic uses and we cannot assure you that any of our research and development activities will be successful or that any of our potential product candidates will be commercialized. If our clinical trials are not successful, we will not be able to develop and commercialize any of our products. The Phase III trial of BDNF that Amgen-Regeneron Partners conducted during 1995 and 1996 for ALS failed to achieve its expected results.

     In order to obtain regulatory approvals for the commercial sale of our product candidates, we will be required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of the products. While we seek to broaden our product pipeline, as described below, we have limited experience in conducting clinical trials in these new product areas.

     A clinical trial may fail for a number of reasons, including:

     o failure to enroll a sufficient number of patients meeting eligibility criteria;

     o failure of the product candidate to demonstrate safety or efficacy;

     o the development of serious or life-threatening adverse events, for example, side effects, caused by or connected with exposure to the product candidate; and

     o the failure of clinical investigators, trial monitors and other consultants, or trial subjects to comply with trial plan or protocol.

THERE ARE RISKS INVOLVED IN EXPANDING OUR INITIAL FOCUS AND BROADENING OUR PRODUCT PIPELINE.

     Expanding from our initial focus on degenerative neurologic disease and broadening our product pipeline to include drug candidates for the treatment of other diseases involve risks. As we expand our focus to broaden our product pipeline and as our scientific efforts lead us in new directions into conditions or diseases outside of our areas of experience and expertise, we will require additional internal expertise or external collaborations in areas in which we currently do not have substantial resources and personnel. As we develop drug candidates independently, we will require additional resources that may be difficult to obtain. We may have to enter into collaboration arrangements with others that may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise pursue independently. We cannot assure you that we will be able to acquire the necessary expertise or enter into collaboration agreements on acceptable terms to develop additional drug candidates.

WE HAVE INCURRED SUBSTANTIAL LOSSES AND EXPECT TO INCUR LOSSES OVER THE NEXT SEVERAL YEARS.

     We have not received revenue from the commercialization of our product candidates. We do not expect to receive any revenue from the commercialization of our products for several years. We have incurred losses in each year since inception of operations in 1988. As of December 31, 1999, we had an accumulated deficit of $200.3 million. We do not know if we will ever have an approved product or achieve significant revenues or profitable operations.

WE MAY REQUIRE ADDITIONAL FINANCING, WHICH MAY BE DIFFICULT TO OBTAIN AND MAY DILUTE YOUR OWNERSHIP INTEREST.

     To date, we have received revenues from (1) our licensees and collaborators for research and development efforts, (2) Merck and Sumitomo Pharmaceuticals for contract manufacturing and (3) investment income. We cannot assure you that these revenues will continue or to what extent our expenses will be reimbursed by our licensees or collaborators. In the absence of revenues from the commercialization of our product candidates or other sources (the amount, timing, nature or source of which we cannot predict), our losses will continue as we conduct our research and development activities. Our activities may expand over time and may require additional resources and our operating losses may be substantial over at least the next several years. Our losses may fluctuate from quarter to quarter and will depend, among other factors, on the timing of certain expenses and on the progress of our research and development efforts.

     We have had negative cash flow from operations in each year since our inception. We expect that the funding requirements for our activities will remain substantial and could increase significantly if, among other things, our development or clinical trial programs are successful or our research is expanded. In addition, we are required to provide capital from time to time to fund and remain equal partners with Amgen in Amgen-Regeneron Partners. Our aggregate capital contributions to Amgen-Regeneron Partners from the partnership's inception in June 1993 through December 31, 1999 was $51.1 million. We expect that our capital contributions in 2000 will total at least $4.5 million. These contributions could increase or decrease, depending upon, among other things, the nature and cost of ongoing and additional BDNF and NT-3 studies that Amgen-Regeneron Partners may conduct and the outcomes of those studies. In addition, the amount needed to fund our operations will also depend on other factors, including:

     o the potential future need to expand our professional and support staff and facilities to support new areas of research and development;

     o the success of our research and development programs;

     o the status of patent and other intellectual property right developments; and

     o the extent and success of any collaborative research arrangements.

     We anticipate that the net proceeds from this offering, together with our cash, cash equivalents and marketable securities of approximately
$93.6 million, will be sufficient for our working capital needs for several years. We have no established banking arrangements through which we can obtain short-term financing or a line of credit. We may seek additional funding through collaborative arrangements and public or private financing. Additional financing may not be available to us on acceptable terms or at all. If we raise additional funds by issuing equity securities, including as a result of the exercise by Procter & Gamble or Medtronic of their warrants, further dilution to our then existing shareholders may result.

OUR SUCCESS DEPENDS UPON OBTAINING FDA AND FOREIGN REGULATORY APPROVAL TO MARKET PRODUCTS CURRENTLY UNDER DEVELOPMENT.

     The safety, effectiveness, testing, manufacture, distribution, labeling, storage, record-keeping, approval, advertising and promotion of our product candidates and the research and development activities associated with them are subject to extensive federal, state and foreign regulation. If we fail to obtain the necessary approvals or comply with regulatory requirements, or if any of our approvals are restricted, suspended or revoked, there could be a material adverse effect on us. Even if we are able to develop drugs and related therapies that are approved for sale by the FDA or by foreign regulatory authorities, we cannot assure you that any such drugs or related therapies will be commercially successful.

     The compounds we are developing will require significant additional time-consuming and costly research and development, including further preclinical and clinical testing, before we can file an application for commercial approval. As an initial step in the FDA regulatory approval process, preclinical studies are typically conducted in animals to identify potential safety problems. The results of preclinical studies are submitted to the FDA as a part of the Investigation of New Drugs, or IND, which is filed to comply with FDA regulations before beginning human clinical studies. For several of our drug candidates, no reliably predictive animal model exists. As a result, no indication of efficacy for human beings is available until these product candidates progress to human clinical trials.

     The submission of an IND may not result in FDA authorization to commence clinical trials. If clinical trials begin, we may not complete testing of any of our product candidates within any specific time period, if at all. Our compounds may prove to have undesirable and unintended toxic side effects that may interrupt or delay clinical studies and could ultimately prevent or limit their commercial use. The creation of antibodies against the therapeutic protein may totally or partially neutralize the effectiveness of the protein or, in some cases, the antibodies may cross react with the patient's own proteins, resulting in an "auto-immune type" disease. We or the regulatory authorities may suspend or terminate clinical trials at any time if the people participating in such trials are believed to be exposed to unacceptable health risks. Clinical trials, if completed, may not show any potential product to be safe or effective. Thus, the FDA and other regulatory authorities may not approve any of our product candidates for any disease indication.

     The extensive regulatory approval process required by the FDA and by comparable agencies in other countries can take many years and requires the expenditure of substantial resources. This gives larger companies with greater financial resources a competitive advantage. Data obtained from preclinical and clinical activities are subject to different interpretations which could delay, limit or prevent FDA regulatory approval. We may encounter delays or rejections based upon changes in FDA policy for drug approval during the period of development and FDA regulatory review. We may also encounter similar delays or rejection of applications in foreign countries. We cannot assure you that, even after such time and expenditures, regulatory approval will be obtained for any compounds we develop. Moreover, even if approval is granted, such approval may have limitations on the indicated uses for which compounds may be marketed. Subsequent discovery of previously unknown problems with a product or its manufacturer may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

WE FACE SUBSTANTIAL COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING, DEVELOPING OR COMMERCIALIZING PRODUCTS BEFORE OR MORE SUCCESSFULLY THAN WE DO.

     There is substantial competition in the biotechnology and pharmaceutical industries from pharmaceutical, biotechnology and chemical companies. Many of our competitors have substantially greater research, preclinical and clinical product development and manufacturing capabilities and financial, marketing and human resources than we do. Our smaller competitors may also be significant if they acquire or discover patentable inventions or form collaborative arrangements or merge with large pharmaceutical companies. We also compete with academic institutions, government agencies and other public and private research organizations in the development of technologies and processes and, in some instances, compete with others in acquiring technology from such institutions, agencies and organizations. We cannot assure you that we will be able to produce approved compounds that have commercial potential. Even if we achieve product commercialization, one or more of our competitors may achieve product commercialization earlier than we do or obtain patent protection that dominates or adversely affects our activities.

     There is substantial competition in the discovery and development of treatments for obesity and obesity-related morbidities, including Type II diabetes, as well as established and cost-effective and emerging prescription and over-the-counter treatments for these conditions. For example, Amgen and a number of other pharmaceutical companies are developing leptin and related molecules. Clinical trials of leptin are currently under way. Many firms and entities are engaged in research and development in the areas of cytokines, interleukins, angiogenesis and muscle conditions. Some of these competitors are currently conducting advanced preclinical and clinical research programs in these areas. These and other competitors may have established substantial intellectual property and other competitive advantages. The treatment of constipating conditions is highly competitive, with a number of companies providing over-the-counter remedies and other competitors attempting to discover and develop improved over-the-counter or prescription treatments. Many pharmaceutical and biotechnology companies are attempting to discover and develop small-molecule based therapeutics, similar in at least certain respects to our program with Procter & Gamble. In these and related areas, intellectual property rights have been sought and certain rights have been granted to competitors and potential competitors of ours, and we may be at a substantial competitive disadvantage in such areas as a result of, among other things, our lack of experience, trained personnel and expertise. A number of corporate and academic competitors are involved in the discovery and development of novel therapeutics using tyrosine kinase receptors, orphan receptors and compounds that are the focus of other research or development programs we are now conducting. These competitors include Amgen and Genentech, as well as many others.

     More specifically, our efforts to develop treatments for neurologic diseases and conditions are being conducted in a highly competitive environment. Even if BDNF is shown to be safe and effective to treat ALS or other conditions, other companies have developed or are developing drugs for the treatment of the same or similar conditions, including Rhone-Poulenc Rorer and Sanofi Pharmaceuticals, Inc. Amgen is a direct competitor of ours in the field of neurotrophic factors and possibly other fields. Other potential competitors include Genentech and Cephalon, Inc., which is in a collaboration with Chiron Corporation. Amgen, Genentech, Cephalon and others have filed patent applications and obtained issued patents relating to neurotrophic factors, or have announced that they are actively pursuing preclinical or clinical development programs in the area of neurotrophic factors. Other companies have developed or are developing drugs based on technology other than neurotrophic factors for the treatment of diseases and injuries relating to the nervous system (including ALS). We are also aware that several pharmaceutical companies are conducting clinical trials in ALS with drugs that are orally administered. Our developments relating to treatments for asthma or other inflammatory conditions, obesity, diabetes and other conditions are subject to a similarly competitive environment.

     If a competitor announces a successful clinical study involving a product that may be competitive with one of our product candidates or an approval by a regulatory agency of the marketing of a competitive product, such announcement may have a material adverse effect on our operations or future prospects or the price of our common stock.

     We also compete with academic institutions, governmental agencies and other public or private research organizations which continue to conduct research, seek patent protection and establish collaborative arrangements for the development and marketing of products that would provide royalties for use of their technology. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of the technology that they have developed. Products developed in this manner may compete directly with products we develop. We also compete with others in acquiring technology from such institutions, agencies and organizations.

     Our ability to compete will depend on how fast we can develop safe and effective product candidates, complete clinical testing and approval processes and supply commercial quantities of the product to the market. Competition among product candidates approved for sale will also be based on efficacy, safety, reliability, availability, price, patent position and other factors.

WE DEPEND ON THE COLLABORATIVE EFFORTS OF OUR ACADEMIC AND CORPORATE PARTNERS FOR RESEARCH, DEVELOPMENT AND COMMERCIALIZATION OF SOME OF OUR PRODUCTS.

     Our strategy for research, development and commercialization of some of our products involves entering into various arrangements with academic and corporate partners and others. As a result, our strategy depends, in part, upon the success of these outside parties in performing their responsibilities. Our collaborators may also be our competitors, such as Amgen. We cannot control the amount and timing of resources that our collaborators devote to performing their contractual obligations. We cannot assure you that these parties will perform their obligations as expected or that any revenue will be derived from these arrangements.

     Should any of our collaborators breach or terminate its agreement with us or otherwise fail to conduct its collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative arrangement may be delayed. If that is the case, we may be required to undertake unforeseen additional responsibilities or to devote unforeseen additional funds or other resources to such development or commercialization, or such development or commercialization could be terminated. Our agreement with Procter & Gamble has an early termination provision whereby either party has the right to terminate the agreement on June 30, 2002 by giving the other party one year's notice on or before June 30, 2001. The termination or cancellation of collaborative arrangements could adversely affect our financial condition, intellectual property position and operations. In addition, disagreements between collaborators and us could lead to delays in the collaborative research, development or commercialization of certain products or could require or result in formal legal process or arbitration for resolution. These consequences could be time-consuming and expensive and could have material adverse effects on us.

     Other than our contractual rights under our license agreements, we may be limited in our ability to convince our licensees to fulfill their obligations. If our licensees fail to act promptly and effectively, or if a dispute arises, it could have a material adverse effect on our results of operations and the price of our common stock.

     We rely upon scientific, technical and clinical data supplied by academic and corporate collaborators, licensors, licensees, independent contractors and others in the evaluation and development of potential therapeutic compounds. We cannot assure you that there are no errors or omissions in this data that would materially adversely affect the development of these compounds.

     We may seek additional collaborative arrangements to develop and commercialize our products in the future. We cannot assure you that we will be able to negotiate acceptable collaborative arrangements in the future or that they will be on favorable terms or that any collaborative arrangements will be successful. In addition, our collaborative partners may pursue alternative technologies or develop alternative compounds independently or in collaboration with others as a means of developing treatments for the diseases targeted by their collaborative programs with us.

THERE ARE RISKS RELATING TO PRODUCT MANUFACTURING.

     Our ability to conduct timely preclinical and clinical research and development programs, obtain regulatory approval, commercialize our product candidates and fulfill our contract manufacturing obligations to others will depend, in part, upon our ability to manufacture our products, either directly or through third parties, in accordance with FDA and other regulatory requirements.

     If we are unable to manufacture our products, we would be unable to proceed with or could experience delays in the regulatory process for our product candidates under development, and experience delays in the commercialization of our products. We cannot assure you that we will be able to manufacture products successfully or in a cost-effective manner at our facilities. We may also have difficulties obtaining the raw materials and supplies necessary to manufacture our product candidates or the products we manufacture for others. If we are unable to develop our own manufacturing facilities or to obtain or retain third-party manufacturing on acceptable terms, we may not be able to conduct certain future preclinical and clinical testing or to supply commercial quantities of our product candidates. Our dependence upon third parties for the manufacture of some of our products and related therapies may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

     In addition, if our manufacturing facilities fail to comply with FDA and other regulatory requirements, we will be required to suspend manufacturing. This will have a material adverse effect on our financial condition, results of operations and cash flow.

SINCE WE HAVE NO SALES AND MARKETING EXPERIENCE OR INFRASTRUCTURE, WE MAY HAVE TO RELY ON THIRD PARTIES.

     We have no sales, marketing and distribution experience or infrastructure. We may have to rely significantly on sales, marketing and distribution arrangements with third parties for the products we are developing. If in the future we determine to perform sales, marketing and distribution functions ourselves, we would face a number of additional risks, including:

     o we may not be able to attract and build a significant marketing or sales force;

     o the cost of establishing a marketing or sales force may not be justifiable in light of any product revenues; and

     o our direct sales and marketing efforts may not be successful.

OUR PRODUCTS MAY NOT ACHIEVE COMMERCIAL SUCCESS.

     The commercial success of any of our products will depend upon their acceptance by patients, the medical community and third-party payors and on our ability to successfully develop, manufacture and market our products. Among the factors that we believe will materially affect acceptance of our products are:

     o the timing of receipt of approvals for marketing our products and the countries in which those approvals are obtained;

     o the safety and efficacy of our products;

     o the success of physician education programs;

     o the cost of our products in comparison with conventional or alternative therapeutic products; and

     o the availability of government and third-party payor reimbursement of our products.

IF WE FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR FUTURE PRODUCTS BY THIRD-PARTY PAYORS, THERE MAY BE NO COMMERCIALLY VIABLE MARKETS FOR OUR PRODUCTS.

     The success of our products will depend, in part, upon the extent to which a consumer will be willing to pay the price or be able to obtain reimbursement for the cost of these products from government health administration authorities, private health insurers and other organizations.

     Significant uncertainties exist as to the reimbursement status of newly approved therapeutic products. Medicare generally does not provide reimbursement for self-administered prescription therapeutic agents. We cannot assure you that
(1) reimbursement in the United States or foreign countries will be available for any of our products, (2) if available, there will be no decrease in the future or (3) reimbursement amounts will not reduce the demand for or the price of our products. The unavailability or inadequacy of third-party reimbursement for our products could have a material adverse effect on us.

     Third-party payors are increasingly challenging the prices charged for medical services and products and the trend towards managed care in the United States and the growth of organizations such as health maintenance organizations, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for our products. The cost containment measures that health care providers are instituting and the effect of any health care reform could affect our ability to sell our products and may have a material adverse effect on us. We are unable to forecast what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business.

RISKS RELATED TO INTELLECTUAL PROPERTY

WE MAY NOT BE ABLE TO OBTAIN PATENT PROTECTION FOR OUR DISCOVERIES AND WE MAY INFRINGE PATENT RIGHTS OF OTHERS.

     We believe that patent protection of, and freedom to use, products or processes that may result from our research and development efforts, our licensors, licensees or collaborators are important to the possible commercialization of our product candidates. We or our licensors or collaborators have filed patent applications on products and processes relating to AXOKINE, Cytokine Traps, Angiopoietins, BDNF and NT-3, as well as other technologies and inventions in the United States and in certain foreign countries. Although we have obtained a number of U.S. patents, we cannot assure you that any additional patents will be issued. Moreover, we cannot assure you that our products or processes will not be found to infringe the patents of others or that any of our issued patents will provide adequate protection against competitive products or otherwise be commercially valuable.

     In addition, patent law relating to the patentability and scope of claims in the biotechnology field is evolving, and our patent rights are subject to this additional uncertainty. Others may independently develop similar products or processes to those developed by us, duplicate any of our products or processes or, if patents are issued to us, design around any products and processes covered by our patents. We expect to continue to file products and process patent applications with respect to our inventions. However, we cannot assure you that we will file any such applications or, if filed, that the patents will be issued. Patents issued to or licensed by us may be infringed by the products or processes of others.

     Defense and enforcement of our rights can be expensive and time consuming, even if the outcome is favorable to us. It is possible that patents issued to or licensed to us will be successfully challenged, that a court may find that we are infringing validly issued patents of third parties or that we may have to alter our products or processes or pay licensing fees or cease certain activities to take into account patent rights of third parties, causing additional unexpected costs and delays which may have a material adverse effect on us.

IF WE ARE NOT ABLE TO KEEP OUR TRADE SECRETS CONFIDENTIAL, OUR TECHNOLOGY AND INFORMATION MAY BE USED BY OTHERS TO COMPETE AGAINST US.

     In addition to our reliance on patents, we attempt to protect our proprietary products and processes by relying on trade secret laws and nondisclosure and confidentiality agreements and exclusive licensing arrangements with our employees and certain other persons who have access to our proprietary products or processes or have licensing or research arrangements exclusive to us. Despite these protections, no assurance can be given that these agreements or arrangements will provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information or that others will not independently develop or obtain access to such products or processes or that our competitive position will not be adversely affected thereby. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or technology or that we can meaningfully protect our rights to our trade secrets.

WE MAY BECOME INVOLVED IN EXPENSIVE PATENT LITIGATION OR OTHER INTELLECTUAL PROPERTY PROCEEDINGS WHICH COULD RESULT IN LIABILITY FOR DAMAGES OR STOP OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS.

     There have been substantial litigation and other proceedings regarding the complex patent and other intellectual property rights in the pharmaceutical and biotechnology industries, and we may become a party to patent litigation or other proceedings regarding intellectual property rights. Related to patent issues, in March 1998, we and Amgen entered into an agreement not to sue each other with respect to our activities relating to CNTF and AXOKINE. The agreement also provides a simple mechanism for resolving our patent interferences and related opposition and other patent proceedings relating to CNTF and AXOKINE without protracted litigation. We also granted Amgen a license to use CNTF and second generation CNTFs other than AXOKINE to treat retinal degenerative conditions. We will not pay royalties or make other payments to Amgen in consideration of this agreement.

     Other types of situations in which we may become involved in patent litigation or other intellectual property proceedings include:

     o we may initiate litigation or other proceedings against third parties to enforce our patent rights;

     o we may initiate litigation or other proceedings against third parties to seek to invalidate the patents held by these third parties or to obtain a judgment that our products or services do not infringe the third parties' patents;

     o if our competitors file patent applications that claim technology also claimed by us, we may participate in interference or opposition proceedings to determine the priority of invention; and

     o if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we will need to defend against such claims.

     The cost to us of any patent litigation or other proceedings, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent litigation or other intellectual property proceeding is resolved unfavorably to us, we may be enjoined from manufacturing or selling our products and services without a license from the other party and be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

     Uncertainties resulting from the litigation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

IF WE BREACH ANY OF THE AGREEMENTS UNDER WHICH WE LICENSE TECHNOLOGY FROM OTHERS, WE COULD LOSE LICENSE RIGHTS THAT ARE IMPORTANT TO OUR BUSINESS.

     We are a party to technology licenses that are important to our business and expect to enter into additional licenses in the future. These licenses impose commercialization, sublicensing, royalty, insurance and other obligations on us. If we fail to comply with these requirements, the licensor may have the right to terminate the license.

RISKS RELATING TO ONGOING OPERATIONS

RECRUITING AND RETAINING QUALIFIED SCIENTIFIC AND MANAGEMENT PERSONNEL TO PERFORM RESEARCH AND DEVELOPMENT WORK AND TO COMMERCIALIZE PRODUCTS ARE CRITICAL TO OUR SUCCESS.

     Although we believe we have been successful in attracting and retaining skilled and experienced scientific and management personnel, we cannot assure you that we will be able to continue to attract and retain such personnel on acceptable terms. The loss of any of our key personnel, in particular (1) our Chairman, P. Roy Vagelos, M.D., (2) our President and Chief Executive Officer, Leonard S. Schleifer, M.D., Ph.D. and (3) our Chief Scientific Officer, George
D. Yancopoulos, M.D., Ph.D., may have an adverse effect on us. In addition, our anticipated growth and expansion into new areas requiring additional expertise are expected to place increased demands on our resources and require the recruitment of additional management personnel and the development of additional expertise by existing management personnel. The failure to acquire such services or to develop such expertise could have a material adverse effect on us.

WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS IF WE ARE UNABLE TO OBTAIN INSURANCE OR OBTAIN IT AT ACCEPTABLE COST TO PROTECT US AGAINST POTENTIAL PRODUCT LIABILITY CLAIMS.

     The testing, manufacturing and marketing of human pharmaceutical products entail significant inherent risks. Their use in clinical trials and their sale may expose us to liability claims. These claims might be made directly by patients, consumers, pharmaceutical companies or others selling the products. We are insured by health care product liability insurance policies, including a policy carried by Amgen-Regeneron Partners, the purpose of which is to cover certain claims that could arise during the clinical trials of AXOKINE, BDNF and NT-3. Such coverage or the amount and scope of any coverage obtained in the future may be inadequate to protect our company in the event of a successful liability claim, and we cannot assure you that the amount of such insurance can be purchased, increased or renewed. We cannot assure you that we will avoid a significant product liability claim or recall that could have a material adverse effect on us.

RISKS RELATING TO OUR COMMON STOCK

OUR STOCK PRICE COULD BE VOLATILE, WHICH COULD CAUSE YOU TO LOSE PART OR ALL OF YOUR INVESTMENT.

     There has been a history of significant volatility in the market price of shares of biotechnology companies, including our shares, and it is likely that the market price of our common stock will continue to be highly volatile. In 1998, the bid price for our common stock fluctuated from a low of $5.75 a share to a high of $11.00 a share. In 1999, the bid price fluctuated from a low of $5.38 per share to a high of $13.00 per share. From January 1, 2000 to March 29, 2000, the bid price fluctuated from a low of $11.50 per share to a high of $56.44 per share. The following factors may have a significant effect on the market price of our common stock:

     o fluctuations in our operating results;

     o clinical trial results;

     o announcements of technological innovations or new commercial therapeutic products introduced by us or our competitors;

     o governmental regulation;

     o regulatory delays;

     o litigation;

     o developments in patent or other proprietary rights;

     o public concern as to the safety or other implications of the drugs sought to be developed by us or the genetic engineering involved in their production; and

     o general market conditions.

OUR EXISTING SHAREHOLDERS MAY BE ABLE TO INFLUENCE THE OUTCOME OF CORPORATE ACTIONS.

     Holders of Class A stock (the shareholders who purchased their stock from us before our initial public offering) are entitled to ten votes per share, and holders of common stock are entitled to one vote per share. Upon completion of this offering, holders of Class A stock will hold 7.9% of our outstanding common and Class A stock, or common shares, and 46.2% of the combined voting power of the common shares and, if acting together, will be in a position to significantly influence the election of our directors and to effect or prevent certain corporate transactions which require majority or supermajority approval of the combined classes, including mergers and other business combinations. Upon the completion of this offering:

     o our current officers and directors will own 10.8% of our outstanding common shares and 41.2% of the combined voting power of our common shares;

     o Procter & Gamble will hold 14.7% of our outstanding common shares and 8.6% of the combined voting power of our common shares; and

     o Amgen will hold 14.0% of our outstanding common shares and 8.2% of the combined voting power of our common shares.

WE HAVE ANTITAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     New York corporate law and our amended and restated certificate of incorporation and by-laws contain provisions that could have the effect of delaying or preventing a change in control of our company or our management that shareholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     o authorization to issue "blank check" preferred stock, which is preferred stock that can be created and issued by the board of directors without prior shareholder approval, with rights senior to our common stockholders; and

     o a staggered board of directors, so that it would take three successive annual meetings to replace all directors.

     In addition, we have a shareholders rights plan which will make it more difficult for a third party to acquire us without the support of our board of directors and principal shareholders.

A SIGNIFICANT NUMBER OF OUR SHARES ARE ELIGIBLE FOR RESALE. THIS COULD REDUCE OUR SHARE PRICE AND IMPAIR OUR ABILITY TO RAISE FUNDS IN NEW SHARE OFFERINGS.

     Immediately after completion of this offering, we will have 35,049,176 shares of Class A and common stock outstanding and available for resale beginning at various points of time in the future. In addition, we will have 5,840,032 outstanding stock options, including 333,000 stock options subject to shareholder approval, and 1,557,400 warrants held by Procter & Gamble and Medtronic as of March 28, 2000. Sales of substantial amounts of shares of our common stock in the public market after this offering, or the perception that those sales will occur, could cause the market price of our common stock to decline. Those sales also might make it more difficult for us to sell equity and equity-related securities in the future at a time and at a price that we consider appropriate.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     The price you will pay for our common stock in this offering will be substantially higher than the $5.36 pro forma net tangible book value per share of our outstanding Class A and common stock as of December 31, 1999. As a result, you will experience immediate dilution of $24.39 in net tangible book value per share, and our current shareholders will experience an immediate increase in the net tangible book value per share of their shares of Class A and common stock of $1.87.

              THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include, among other things, statements relating to:

     o our anticipated business strategies;

     o our anticipated clinical trials;

     o our intention to introduce new product candidates;

     o anticipated trends in our businesses;

     o future capital expenditures; and

     o our ability to conduct clinical trials and obtain regulatory approval.

     The forward-looking statements included in this prospectus or in the documents incorporated by reference are subject to risks, uncertainties and assumptions about us. Our actual results of operations may differ materially from the forward-looking statements as a result of, among other things, the success or failure of our clinical trials, the speed at which our clinical trials progress, the success of our competitors in developing products equal or superior to ours, the success of our collaborative relationships and the other reasons described under "Risk Factors." We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

     For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 21E of the Securities Act. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all of the risks discussed in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     The net proceeds we will receive from the sale of 2,600,000 shares of our common stock will be approximately $72,952,000. This is based on the public offering price of $29.75 per share, after deducting underwriting discounts and commissions and the estimated expenses of this offering. We will not receive any proceeds from the sale of shares of our common stock by our selling shareholder, Amgen Inc., if the underwriters exercise their over-allotment option.

     We intend to use these net proceeds for working capital and general corporate purposes, including:

     o All of the costs to fund preclinical and clinical development of product candidates that are being developed independently of any corporate partner, such as AXOKINE and Cytokine Traps;

     o Our share of the costs to fund preclinical and clinical development of product candidates that have been partnered, such as BDNF, NT-3, VEGF Trap and Angiopoietins;

     o Basic research;

     o Commercialization expenses;

     o Purchase of equipment and expansion of manufacturing facilities; and

     o Potential acquisitions of companies and technologies which complement our business. No such transactions are planned or being negotiated as of the date of this prospectus.

     Pending application of the net proceeds as described above, we intend to invest the net proceeds of this offering primarily in U.S. Government and other investment grade obligations, interest bearing money market funds and other financial instruments. See "Investment Company Act Considerations."

                                DIVIDEND POLICY

     We have never paid cash dividends and do not anticipate paying any in the foreseeable future. In addition, under the terms of certain of our debt agreements, we are not permitted to declare or pay cash dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999 and as adjusted to give effect to our sale of 2,600,000 shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses of this offering and the application of the estimated net proceeds. See "Use of Proceeds."

                                                                                             AT DECEMBER 31, 1999
                                                                                           ------------------------
                                                                                            ACTUAL      AS ADJUSTED
                                                                                           ---------    -----------
                                                                                            (IN THOUSANDS, EXCEPT
                                                                                                 SHARE DATA)
Cash, cash equivalents and marketable securities........................................   $  93,599     $ 166,551
                                                                                           ---------     ---------
                                                                                           ---------     ---------
Capital lease obligations--long-term portion............................................       1,204         1,204
                                                                                           ---------     ---------
Note payable--long-term portion.........................................................       1,527         1,527
                                                                                           ---------     ---------
Shareholders' equity:
  Preferred stock, $.01 par value; 30,000,000 shares authorized; issued and
     outstanding--none..................................................................          --            --
  Class A stock, $.001 par value; 40,000,000 shares authorized, 3,605,133 shares issued
     and outstanding--actual and as adjusted............................................           4             4
  Common stock, $.001 par value; 60,000,000 shares authorized; 27,817,636 shares issued
     and outstanding--actual; 30,417,636 shares issued and outstanding--as adjusted.....          28            30
  Additional paid-in capital............................................................     310,296       383,246
  Accumulated deficit...................................................................    (200,303)     (200,303)
  Accumulated other comprehensive loss..................................................        (493)         (493)
                                                                                           ---------     ---------
     Total shareholders' equity.........................................................     109,532       182,484
                                                                                           ---------     ---------
     Total capitalization...............................................................   $ 112,263     $ 185,215
                                                                                           ---------     ---------
                                                                                           ---------     ---------

                                    DILUTION

     As of December 31, 1999, our net tangible book value before the offering was $109.5 million or $3.49 per common share. "Net tangible book value per share" is determined by dividing our net tangible book value (total assets less total liabilities) by the number of common shares outstanding. After giving effect to the sale of the shares of our common stock in this offering and after deducting underwriting discounts and commissions and the estimated expenses of this offering, our pro forma net tangible book value as of December 31, 1999 would have been $182.5 million in the aggregate, or $5.36 per common share. This represents an immediate increase in net tangible book value of $1.87 per common share to existing holders and immediate dilution of $24.39 per common share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price...............................................            $29.75
  Net tangible book value per common share before this offering.............   $3.49
  Increase attributable to new investors....................................    1.87
                                                                               -----
Pro forma net tangible book value per common share after this offering......              5.36
                                                                                        ------
Dilution to new investors...................................................            $24.39
                                                                                        ------
                                                                                        ------

------------------

"Dilution" means the difference between the public offering price per share of common stock and the pro forma net tangible book value per common share after giving effect to this offering.

                            SELECTED FINANCIAL DATA

     We have derived the selected financial data presented below for the years ended December 31, 1999, 1998 and 1997 and at December 31, 1999 and 1998 from our audited financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference in this prospectus. We have derived the selected financial data for the years ended December 31, 1996 and 1995 and at December 31, 1997, 1996 and 1995 from our audited financial statements and notes thereto not included in this prospectus. You should read the selected financial data together with the audited financial statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report, which is incorporated by reference in this prospectus.

                                                                        YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------
                                                          1999        1998        1997        1996        1995
                                                        --------    --------    --------    --------    --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues
  Contract research and development..................   $ 24,539    $ 19,714    $ 17,400    $ 17,303    $ 23,247
  Research progress payments.........................         --       9,500       5,000          --          --
  Contract manufacturing.............................      9,960       9,113       4,458       2,451       1,140
  Investment income..................................      5,207       6,866       6,242       4,360       2,997
                                                        --------    --------    --------    --------    --------
                                                          39,706      45,193      33,100      24,114      27,384
                                                        --------    --------    --------    --------    --------
Expenses
  Research and development...........................     44,940      37,047      27,770      28,269      23,310
  Loss in Amgen-Regeneron Partners...................      4,159       2,484       3,403      14,250      13,805
  General and administrative.........................      6,355       5,838       5,765       5,880       5,764
  Depreciation and amortization......................      3,426       3,019       4,389       6,084       5,886
  Contract manufacturing.............................      3,612       5,002       2,617       1,115          72
  Interest...........................................        284         428         735         940       1,205
  Other..............................................         --          --          --          --         850
                                                        --------    --------    --------    --------    --------
                                                          62,776      53,818      44,679      56,538      50,892
                                                        --------    --------    --------    --------    --------
Net loss.............................................   $(23,070)   $ (8,625)   $(11,579)   $(32,424)   $(23,508)
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Weighted average number of Class A and common stock
  outstanding, basic and diluted ....................     31,308      30,992      28,702      24,464      19,768
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------
Net loss per share, basic and diluted................   $  (0.74)   $  (0.28)   $  (0.40)   $  (1.33)   $  (1.19)
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------

                                                                              DECEMBER 31,
                                                        --------------------------------------------------------
                                                          1999        1998        1997        1996        1995
                                                        --------    --------    --------    --------    --------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities ....   $ 93,599    $113,530    $128,041    $ 97,028    $ 59,622
Working capital......................................     59,725      83,499      88,953      72,960      36,254
Total assets.........................................    136,999     156,915     168,380     137,582      93,811
Capital lease obligations and note payable,
  long-term portion..................................      2,731       3,066       3,752       5,148       5,978
Shareholders' equity.................................    109,532     131,227     138,897     106,931      67,856

                                    BUSINESS

GENERAL

     We are a biopharmaceutical company that discovers, develops and intends to commercialize therapeutic drugs for the treatment of serious medical conditions. Expanding from our initial focus on degenerative neurologic diseases, we have more recently broadened our product pipeline to include drug candidates for the treatment of obesity, rheumatoid arthritis, cancer, allergies, asthma, ischemia and other diseases and disorders.

     Our ability to discover and develop product candidates for a wide variety of serious medical conditions results from the leveraging of several powerful technology platforms, many of which were developed or enhanced by us. In contrast to basic genomics approaches, which attempt to identify every gene in a cell or genome, we use Targeted Genomics(TM) and Functionomics(TM) (functional cloning) technology platforms that are designed to discover specific genes of therapeutic interest for a particular disease or cell type. Using these approaches, we have discovered many new families of growth factors and receptors, many of which are already protected by issued patents and which have led to several product candidates. If the natural protein itself is not a product candidate, we utilize our Designer Protein Therapeutics(TM) platform to genetically engineer product candidates with the desired properties. This technology platform has already produced more than 10 patented proteins, several of which are in preclinical development.

     The sophisticated application of all of these technology platforms, coupled with our biologic expertise in preclinical models of disease, has allowed us to discover drug candidates that address a wide variety of important medical needs. Relative to many participants in the biotechnology and genomics industry, we are well-positioned with three products in ongoing clinical trials and several product candidates planned to enter clinical trials over the next one to two years, including:

     o AXOKINE(R) SECOND GENERATION CILIARY NEUROTROPHIC FACTOR: Acts on the brain region regulating food intake and energy expenditure. AXOKINE is being developed for the treatment of obesity and complications of obesity such as Type II diabetes, and is in clinical trials. We are also developing a modified form of AXOKINE (pegylated) that in preclinical studies is substantially longer acting than unmodified AXOKINE. This may allow less frequent and lower dosing in patients.

     o CYTOKINE TRAPS: Protein-based antagonists for cytokines such as interleukin-1 (called IL-1), interleukin-4 (IL-4) and interleukin-6 (IL-6) and a single antagonist that blocks both IL-4 and interleukin-13 (IL-13). These cytokines are thought to play a major role in diseases such as rheumatoid arthritis and other inflammatory diseases, asthma, allergic disorders and cancer. Cytokine Traps are potential treatments for these diseases, and at least one Cytokine Trap is expected to enter clinical trials by 2001.

     o VEGF TRAP: An antagonist to Vascular Endothelial Growth Factor (called
       VEGF), which is required for the growth of blood vessels that are needed for tumors to grow. In a preclinical model of cancer, the VEGF Trap blocked the growth of tumors by an anti-angiogenesis mechanism. VEGF Trap is a potential treatment for cancer and is expected to enter clinical trials in 2001.

     o ANGIOPOIETINS: A new family of growth factors, discovered by us, that are specific for blood vessels and early hemopoietic stem cells. The Angiopoietins, and engineered forms of these growth factors that can act as activators and blockers, are in preclinical testing for promoting blood vessel growth (to provide blood flow in diseased hearts and other tissues that have lost their original blood supplies), for blocking blood vessel growth (for the treatment of cancers), for fixing leaky blood vessels (that cause swelling and edema in many different diseases such as stroke, diabetic retinopathy and inflammatory diseases) and for promoting the growth and mobilization of certain hemopoietic cells such as stem cells and platelets.

     o BRAIN-DERIVED NEUROTROPHIC FACTOR, OR BDNF: Promotes survival of the spinal cord neurons that die in amyotrophic lateral sclerosis (or ALS, commonly known as Lou Gehrig's Disease) in pre-clinical models. BDNF is in clinical trials for ALS using two routes of administration; one of these trials is based on the results of a prior phase III clinical trial.

     o NEUROTROPHIN-3, OR NT-3: Acts on the neurons of the intestinal tract and is in clinical trial for the treatment of constipating disorders associated with spinal cord injury and other neurologic diseases.

TECHNOLOGY PLATFORMS

     Our ability to discover and develop product candidates for a wide variety of serious medical conditions results from the leveraging of several powerful technology platforms, many of which were developed or enhanced by us.

     Targeted Genomics and Bioinformatics. In contrast to basic genomics approaches, which attempt to identify every gene in a cell or genome, we use Targeted Genomics approaches to identify specific genes likely to be of therapeutic interest. Such approaches include homology cloning using low-stringency hybridization approaches, homology cloning using degenerate oligonucleotides in polymerase chain reaction-based amplification searches, subtractive hybridization approaches and bioinformatics-based algorithms that search public genomic and expressed sequence tag (EST) databases for genes of interest. These approaches have resulted in the discovery of a wide variety of important genes useful for developing drugs in a diverse number of therapeutic areas, including angiogenesis, cancer, muscle disorders, bone and cartilage formation, fibrosis and inflammatory diseases. A particular focus of these efforts is the identification of so-called orphan receptors, as described in the next section.

     Functionomics: Orphan Receptor Technology and Functional Cloning of Growth Factors for these Orphan Receptors. The therapeutic utility of many growth factors depends, in part, on the exquisite specificity of their actions. This specificity is determined largely by the limited distribution of receptors for these factors on the target cells of interest. Using proprietary technology initially developed for the discovery and characterization of neurotrophic factors and their receptors and described in the previous section on Targeted Genomics and Bioinformatics, we have discovered new receptor proteins specifically expressed on particular cell populations of potentially important clinical interest. These cell populations include not only additional subsets of neurons but non-neuronal cells, such as the endothelial cells that constitute blood vessels, skeletal muscle cells, cartilage cells and hemopoietic cells. Because these novel receptor proteins initially have no defined growth factor partner, they are termed orphan receptors. We have also obtained licenses and established collaborations for additional orphan receptors, including licenses from The Salk Institute for Biological Studies. Our scientists then define the growth factor-binding portion of the orphan receptors and engineer it into an antibody-like reagent, termed a receptor-body. This receptor-body is used to detect a source of the unknown growth factor, and a cDNA library is produced from this source. The millions of cDNAs in this library are then introduced into millions of mammalian cells, and the rare cell that has taken up the cDNA encoding the unknown growth factor is detected using the receptor-body. The cell is then isolated and its cDNA amplified, allowing for the molecular cloning of the unknown growth factor. These approaches have allowed our scientists to clone growth factor families such as the Angiopoietins and Ephrins.

     Designer Protein Therapeutics and Genetic Engineering. In cases in which the natural gene product is itself not a product candidate, we utilize our Designer Protein Therapeutics platform approaches to genetically engineer product candidates with the desired properties. These technologies allow us to develop derivatives of the growth factors and their receptors, which can allow for modified agonistic or antagonistic properties that may prove to be therapeutically useful. Examples include AXOKINE, which is a second generation version of CNTF, and the development of Cytokine Traps and the VEGF Trap. Traps are derivatives of the receptors for cytokines and VEGF, in which the binding portions of two different receptor components are combined to form a very high-affinity antagonist. These Traps are comprised of fully human sequences which, in preclinical studies, display useful therapeutic properties such as prolonged half-life in the circulation. This technology platform has already yielded more than 10 patented proteins, several of which are in preclinical development.

     Additional research and development capabilities. Our additional research and development capabilities include molecular and cellular biology, protein chemistry, transgenics and gene knockouts, disease modeling, viral gene delivery of proteins, recombinant expression of proteins and large-scale manufacturing of recombinant proteins.

OUR PROGRAMS

                         SELECTED PRODUCTS AND PROGRAMS

TECHNOLOGY PLATFORMS USED
FOR DISCOVERY AND
DEVELOPMENT                PROGRAM AND PRODUCT        TARGETED INDICATION    STAGE          COMMERCIALIZATION RIGHTS
-------------------------  -------------------------  --------------------   ------------   -------------------------
TARGETED GENOMICS          AXOKINE(R) Second          Obesity and            Clinical       Regeneron
DESIGNER PROTEIN           Generation Ciliary         complications of
THERAPEUTICS               Neurotrophic Factor        obesity such as Type
                                                      II diabetes
TARGETED GENOMICS          BDNF (Brain-derived        Amyotrophic lateral
                           Neurotrophic Factor)       sclerosis (ALS)
                           Intrathecal (U.S.)                                Clinical       Regeneron and Amgen
                           Subcutaneous (U.S.)                               Clinical       Regeneron and Amgen
                           Subcutaneous (Japan)                              Clinical       Sumitomo Pharmaceuticals
TARGETED GENOMICS          NT-3 (Neurotrophin-3)      Constipating           Clinical       Regeneron and Amgen
                                                      conditions
                                                      associated with
                                                      spinal cord injury
                                                      and other medical
                                                      conditions
                           CYTOKINE TRAPS
DESIGNER PROTEIN           IL-1                       Rheumatoid arthritis   Preclinical    Regeneron
THERAPEUTICS                                          and other
                                                      inflammatory
                                                      disorders
DESIGNER PROTEIN           IL-4                       Asthma and allergic    Preclinical    Regeneron
THERAPEUTICS                                          disorders
DESIGNER PROTEIN           IL-4/13                    Asthma and allergic    Preclinical    Regeneron
THERAPEUTICS                                          disorders
DESIGNER PROTEIN           IL-2, IL-3, IL-5, IL-6,    Multiple               Research       Regeneron
THERAPEUTICS               IL-15, gamma-interferon,
                           TGF-beta and others
                           ANGIOGENESIS
DESIGNER PROTEIN           VEGF Trap                  Cancer                 Preclinical    Regeneron and
THERAPEUTICS                                                                                Procter & Gamble
TARGETED GENOMICS          Angiopoietin-1             Ischemia, vascular     Preclinical    Regeneron and
FUNCTIONOMICS                                         leak, edema and                       Procter & Gamble
DESIGNER PROTEIN                                      hemopoiesis
THERAPEUTICS
TARGETED GENOMICS          Ephrins, Angiopoietin-2    Cancer, ischemia and   Research       Regeneron and
FUNCTIONOMICS                                         hemopoiesis                           Procter & Gamble
DESIGNER PROTEIN
THERAPEUTICS
TARGETED GENOMICS          MUSCLE DISEASES AND        Muscle atrophy and     Research       Regeneron and
FUNCTIONOMICS              DISORDERS                  injury                                Procter & Gamble

                           BONE AND CARTILAGE
                           -------------------------
TARGETED GENOMICS          RORs                       Osteoarthritis         Research       Regeneron and
FUNCTIONOMICS                                                                               Procter & Gamble
TARGETED GENOMICS          DDRs                       Fibrosis and           Research       Regeneron and
FUNCTIONOMICS                                         cirrhosis                             Procter & Gamble
TARGETED GENOMICS          G-PROTEIN COUPLED          Multiple targets       Research       Regeneron and
FUNCTIONOMICS              RECEPTORS                                                        Procter & Gamble

     AXOKINE. AXOKINE is our patented second generation ciliary neurotrophic factor, called CNTF. In an earlier clinical program, CNTF was evaluated as a potential treatment for patients with ALS. It was discovered that reduced appetite and weight loss were among the prominent adverse events in these patients. Later preclinical studies with AXOKINE in animal models of obesity confirmed the ability of AXOKINE to induce substantial weight loss, preferentially of fat as opposed to lean body mass. AXOKINE is effective in all obesity models studied to date, which include diet induced obesity and genetic obesity rodent models (db/db and ob/ob mice), and causes marked weight loss in lean animals.

     AXOKINE has similarities to and important differences from leptin, a protein that is secreted by fat cells which another company is currently evaluating in clinical trials in obese people. AXOKINE and leptin use similar intracellular signaling pathways but signal through different, but closely related, receptors; they interact with the CNTF and the leptin receptor, respectively. AXOKINE causes weight loss comparable to leptin in ob/ob mice; ob/ob mice are genetically obese mice which lack leptin but have the intact leptin receptor. Leptin in pharmacological doses does not induce weight loss in mice made obese with a high fat/high calorie diet. In contrast, AXOKINE in this model produces a 30% weight loss in three weeks without causing obvious signs of toxicity.

     The vast majority of obese humans have intact leptin receptors and increased serum leptin levels. Hence, human obesity does not appear to be a leptin deficient state but, rather, a condition of leptin resistance. Based on the animal studies, AXOKINE is anticipated to be pharmacologically active in patients with obesity, despite their elevated leptin levels and leptin resistance.

     Obesity is a major health problem in all developed countries. The prevalence of obesity in the United States has increased substantially during the past decade. According to the 1996 National Task Force on the Prevention and Treatment of Obesity, one in three American adults is now considered overweight. A 1999 Congressional Report funded by the National Institutes of Health confirmed that obesity significantly increases a number of health risks, including Type II diabetes. Type II diabetes is estimated to affect more than 15 million people in the United States, with 80 to 90 percent of these people having obesity as a contributing factor to their diabetes. Obesity-related conditions such as stroke and myocardial infarct are estimated to contribute to 300,000 deaths yearly, ranking second only to smoking as a cause of preventable death. Expenses and loss of income caused by obesity have been estimated to reach $68 billion annually. Current treatment of obesity consists of diet, exercise and other lifestyle changes, and a limited number of drugs. The fact that the population overall is rapidly becoming more obese testifies to the fact that treatment of obesity is difficult and characterized by very high recidivism.

     We are developing AXOKINE for the treatment of obesity and complications of obesity such as non-insulin dependent diabetes mellitus (also known as NIDDM or adult onset diabetes or Type II diabetes). We initiated a Phase II clinical trial in March of 2000 to test the safety and efficacy of AXOKINE in severely obese patients.

     In the first quarter of 1999, we commenced a Phase I clinical study with Procter & Gamble to determine the safety of AXOKINE administered subcutaneously for a short duration to mildly to moderately obese healthy volunteers. In September 1999, we summarized preliminary interim results of the Phase 1 safety study. Patients received increasing doses of AXOKINE (or placebo) administered subcutaneously in both single and multiple dose regimens. The single dose study demonstrated that AXOKINE is well tolerated at low doses. At higher single doses, nausea, vomiting and herpes cold sores were observed. Increased cold sores caused by herpes simplex virus, or HSV, were also reported in previous clinical studies of CNTF, AXOKINE's parent molecule. As of the date of our summary of interim results, the multiple dose study (daily administration for 14 days) had been conducted at doses that were well tolerated in the single dose part of the study. Nine patients and four placebo patients had been completed with no reports of nausea, cough or herpes cold sores. The treated patients lost weight and had decreased food (caloric) intake compared with those on placebo. One patient in the multiple low dose group, who was HSV-positive prior to treatment and had been previously diagnosed with Bell's palsy, had a recurrence of Bell's palsy approximately two weeks after the patient's last administration of AXOKINE.

     After examining the interim data from the Phase I study (including the possibility that the market for AXOKINE might be limited to HSV-negative patients) as part of an internal review of drug development programs and budgets, Procter & Gamble decided to return to us the product rights to AXOKINE. We and

Procter & Gamble completed the Phase I study in HSV-negative patients. Under certain circumstances, Procter & Gamble will continue to be entitled to receive a small royalty on any sales of AXOKINE.

     At completion, the multiple dose study included a total of 27 patients at four doses that were generally well tolerated in the single-dose part of the study. Overall, the treated patients lost weight and had decreased food (caloric) intake compared to those on placebo. At doses up to 2 mcg/kg/day in patients, some of whom were HSV-positive and some of whom were HSV-negative, and at doses above 2 mcg/k/day in patients, all of whom were HSV-negative, there were no reports of vomiting or herpes cold sores. Some patients in the study experienced a reversible and generally asymptomatic increase in pulse rate in a dose-related fashion. One patient in the 1 mcg/kg/day group who had been previously diagnosed with Bell's palsy had a recurrence of Bell's palsy approximately two weeks after the patient's last administration of AXOKINE. It is not known whether AXOKINE had any role in this patient's recurrence of Bell's palsy, and the patient recovered. Bell's palsy is a potentially permanently disfiguring condition but most often resolves spontaneously within weeks. Many researchers believe that Bell's palsy may be caused by HSV.

     Based on the results of the Phase I study, in March 2000 we initiated a double-blind, placebo-controlled Phase II dose-ranging trial to study the safety and efficacy of AXOKINE in severely obese patients. The study will be conducted in approximately 175 obese patients at six centers with patients treated for 90 days at doses up to 2 mcg/kg/day, i.e., doses that were not associated with herpes cold sores in the Phase I trial. There will be no restriction as to a subject's prior history of herpes cold sores. The Phase II study is designed to confirm the weight loss observed in the Phase I trial and determine the lowest effective well-tolerated dose. We also plan to collect additional data in the study about the relationship of AXOKINE and reactivation of HSV, about the effect of AXOKINE on pulse rate and about the possible development of neutralizing antibodies when AXOKINE is administered for a longer time.

     We are also developing a modified form of AXOKINE (pegylated) that in preclinical studies is substantially longer acting than unmodified AXOKINE. This may allow less frequent and lower dosing in patients.

     We have recently signed an agreement with Emisphere Technologies, Inc. to establish a research and development collaboration to utilize Emisphere's oral drug delivery technology for AXOKINE. In preliminary preclinical pharmacokinetic studies, the Emisphere technology was able to achieve measurable blood levels of AXOKINE.

     Cytokine Traps. Our widely cited research on the CNTF class of neurotrophic factors led to the discovery that CNTF, although it is a neurotrophic factor, belongs to the "superfamily" of factors referred to as cytokines. Cytokines are soluble proteins secreted by the cells of the body. In many cases, cytokines act as messengers to help regulate immune and inflammatory responses. In excess, cytokines can be harmful and have been linked to a variety of diseases. This cytokine superfamily includes factors such as erythropoietin, thrombopoietin, granulocyte-colony stimulating factor and the interleukins (or
ILs). Our research has led to proprietary insights into the receptors and signal transduction mechanisms used by the entire cytokine superfamily and to novel approaches to develop both agonists and antagonists for a variety of cytokines. Our scientists have created protein-based antagonists for IL-1, IL-4, IL-6 and a single antagonist that blocks both IL-4 and IL-13. These antagonists are more potent than previously described antagonists, allowing lower levels of these antagonists to be used; moreover, these antagonists are comprised entirely of natural human-derived sequences and thus would not be expected to induce an immune reaction in humans (although no assurance can be given since none have yet been tested in humans). These cytokine antagonists are termed Cytokine Traps. Because pathological levels of IL-1, IL-4, IL-6 and IL-13 seem to contribute to a variety of disease states, these Cytokine Traps have the potential to be important therapeutic agents. Our Cytokine Traps soak up excess cytokines, blocking their harmful effects. Blocking cytokines and growth factors is a proven therapeutic approach with a number of drugs already approved or in clinical development.

     In animal models, our IL-1 trap blocks the activity of IL-1. IL-1 is a principal mediator of joint inflammation characteristic of rheumatoid arthritis and is thought to be responsible for cartilage and bone damage close to the joint. Over two million people (1% of the U.S. population) are estimated to have rheumatoid arthritis; of these, 10% eventually become disabled. A recently reported study by another company suggested that blocking IL-1 may be an effective therapeutic strategy to treat rheumatoid arthritis. Our IL-1 trap is expected to be 1,000 times more potent than this molecule, based upon preclinical studies.

Antagonists for IL-4 and IL-13 may be therapeutically useful in an assortment of allergy and asthma-related disease situations in which IL-4 and IL-13 are thought to play a contributory role and in a variety of vaccination settings in which blocking IL-4 and IL-13 may help elicit more of the desired type of immune response to the vaccine. We have developed both an IL-4 trap and an IL-4/13 trap which is a single molecule that can block both interleukin-4 and interleukin-13. IL-6 has been implicated in the pathology and progression of multiple myeloma, certain solid tumors, AIDS, lymphomas (both AIDS-related and non-AIDS-related), osteoporosis and other conditions. We plan to commence a clinical trial of at least one of our Cytokine Traps this year.

     Our research regarding protein-based cytokine antagonists currently includes molecular and cellular research to improve or modify our Cytokine Trap technology, process development efforts to produce experimental and clinical research quantities of the Cytokine Traps and in vivo and in vitro studies to further understand and demonstrate the efficacy of the Cytokine Traps. We also have patents covering additional Cytokine Traps for IL-2, IL-3, IL-5, IL-15, gamma-interferon, transforming growth factor beta and others, which are being pursued at the research level.

     BDNF. Brain-derived neurotrophic factor is a naturally occurring human protein. During 1995 and 1996, Amgen conducted, on behalf of Amgen-Regeneron Partners, a Phase III BDNF clinical trial to treat ALS. This study involved 1,135 patients, with each patient scheduled to receive subcutaneous treatment for nine months. ALS is a disease that attacks motor neurons, those nerve cells that cause muscles to contract. Degeneration of these neurons causes muscle weakness, leading to death due to respiratory insufficiency. ALS afflicts adults primarily between the ages of 40 and 70 years old; average survival is two to five years following diagnosis. It is estimated that approximately 25,000 people in the United States have ALS. In January 1997, we and Amgen announced that the Phase III study failed to demonstrate clinical efficacy. Although that trial failed to achieve its predetermined end points, subsequent analyses indicated that a retrospectively-defined subset of ALS patients in the trial may have received a survival benefit from BDNF treatment.

     BDNF is currently being developed by Amgen-Regeneron Partners for potential use in treating ALS through two routes of administration: intrathecal (infusion into the spinal fluid through an implanted pump, supplied by Medtronic) and subcutaneous (injection under the skin). In the fourth quarter of 1998, Amgen, on behalf of the partnership, began an intrathecal study in more than 200 patients with ALS. Subcutaneous studies conducted by us on behalf of the partnership began in the first quarter of 1998. The subcutaneous studies are based on retrospective analyses of the data from the Phase III trial of BDNF that was completed in 1996, as described earlier. A double-blind, placebo-controlled, multi-center study of more than 300 ALS patients who will receive BDNF subcutaneously began in August 1999. We and Sumitomo Pharmaceuticals are collaborating in the development of BDNF in Japan, initially for the treatment of ALS.

     NT-3. Amgen-Regeneron Partners' clinical development of NT-3 is currently focused on constipating conditions. In 1998, we, on behalf of Amgen-Regeneron Partners, completed a small clinical study that included healthy volunteers and patients suffering from severe idiopathic constipation, and began additional exploratory studies that are continuing in 2000 in patients who suffer from constipation associated with conditions such as spinal cord injury and the use of narcotic analgesics. In February 2000, we initiated a double-blind, placebo-controlled Phase II study in more than 100 patients with functional constipation. As of March 20, 2000 we have enrolled nine patients. We and Amgen are developing NT-3 in the United States under a license from Takeda Chemical Industries, Ltd.

     Angiogenesis and Hemopoiesis. A plentiful blood supply is required to nourish every tissue and organ of the body. Diseases such as diabetes and atherosclerosis wreak their havoc, in part, by destroying blood vessels (arteries, veins and capillaries) and compromising blood flow. Decreases in blood flow (known as ischemia) can result in non-healing skin ulcers and gangrene, painful limbs that cannot tolerate exercise, loss of vision and heart attacks. In other cases, disease processes can damage blood vessels by breaking down vessel walls, resulting in defective and leaky vessels. Leaking vessels can lead to swelling and edema, as occurs in brain tumors, following ischemic stroke, in diabetic retinopathy and in arthritis and other inflammatory diseases. Finally, some disease processes such as tumor growth depend on the induction of new blood vessels.

     Depending on the clinical situation, positively or negatively regulating blood vessel growth could have important therapeutic benefits, as could the repair of damaged and leaky vessels. Thus, building new vessels, by a process known as angiogenesis, can improve circulation to ischemic limbs and heart, aid in healing of skin ulcers or other chronic wounds and in establishing tissue grafts. Reciprocally, blocking tumor-induced angiogenesis can blunt tumor growth. In addition, repairing leaky vessels can reverse swelling and edema.

     Vascular endothelial growth factor (VEGF) was the first growth factor shown to be specific for blood vessels, by virtue of having its receptor specifically expressed on blood vessel cells. Our scientists have used their Targeted Genomics and Functionomics technology platforms to discover a second family of angiogenic growth factors, termed the Angiopoietins, and received patents for the members of this family. The Angiopoietins include naturally occurring positive and negative regulators of angiogenesis, as described in numerous scientific manuscripts published by our scientists and their collaborators.

     To discover the Angiopoietins, our scientists exploited their platform technologies. They first used Targeted Genomics approaches to identify a new family of growth factor receptor proteins expressed on blood vessels. These proteins were termed orphan receptors because their putative ligands had not yet been identified. Our scientists then used functional expression cloning technologies (Functionomics) to discover the growth factors for these orphan receptors, which they termed the Angiopoietins. Finally, they and their collaborators performed an assortment of functional studies to define the biologic roles of the Angiopoietins and their potential applications in disease processes.

     These studies have revealed that VEGF and the Angiopoietins normally function in a coordinated and collaborative manner during blood vessel growth. Thus, the growth of new blood vessels to nourish ischemic tissue seemingly requires use of both these agents. In addition, Angiopoietin-1 seems to play a critical role in stabilizing the vessel wall, and the use of this growth factor can prevent or repair leaky vessels. In terms of blocking vessel growth, both VEGF and Angiopoietin manipulation seem to be of value. Currently, we have a highly potent VEGF antagonist, termed the VEGF Trap,in preclinical development as an anti-angiogenic agent for cancer. In addition, we have Angiopoietin-1 and engineered designer versions in preclinical studies aimed at evaluating their utility for blocking blood vessel leak and for growing blood vessels in ischemia. Finally, as part of our collaboration with Procter & Gamble, we are developing animal models and high-throughput screens and conducting medicinal chemistry efforts to develop small molecule regulators of angiogenesis.

     Hemopoietic stem cells and blood vessel cells share a common precursor, termed the hemangioblast. The receptors for the Angiopoietins are thus also expressed on hemopoietic lineage cells. The Angiopoietins are in preclinical studies for their abilities to promote growth and mobilization of hemopoietic stem cells and megakaryocytes.

     We and others have identified a family of growth factors termed the Ephrins and their receptors termed the Ephs. Members of this family have specific roles in angiogenesis and hemopoiesis, which are being pursued in preclinical studies.

     This work in angiogenesis and hemopoiesis is being conducted in collaboration with scientists at Procter & Gamble as part of our agreement.

     Muscle Atrophy and Related Disorders. Muscle atrophy occurs in many neuromuscular diseases and also when muscle is unused, as often occurs during prolonged hospital stays and during convalescence. Currently, physicians have few options to prescribe for patients with muscle atrophy or other muscle conditions which afflict millions of patients globally. Thus, a factor that might have beneficial effects on skeletal muscle could have significant clinical benefit. The muscle program is currently focused on conducting in vivo and in vitro experiments with the objective of demonstrating and further understanding the molecular mechanisms involved in muscle atrophy. This work is being conducted in collaboration with scientists at Procter & Gamble as part of our agreement.

     Other Early Stage Programs: Cartilage Growth Factor Receptor System and Osteoarthritis, Collagen Receptors and Fibrosis and G-Protein Coupled
Receptors. Osteoarthritis results from the wearing down of the articular cartilage surfaces that cover joints. Thus, growth factors that specifically act on cartilage cells could have utility in osteoarthritis. Using our platform technologies that utilize Targeted Genomics to discover orphan receptors, together with our functional biology capabilities, our scientists have discovered a

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

growth factor receptor system selectively expressed by cartilage cells, termed Regeneron Orphan Receptor 2 (ROR2). Furthermore, our scientists have demonstrated that this growth factor receptor system is required for normal cartilage development in mice as revealed by gene knockout technology. In addition, together with collaborators, our scientists have proven that mutations in this growth factor receptor system cause inherited defects in cartilage development in humans. Thus, this growth factor receptor system is an exciting new target for cartilage diseases such as osteoarthritis.

     Fibrotic diseases, such as cirrhosis, result from the excess production of fibrous extracellular matrix by certain cell types that are inappropriately activated in these diseases. We and our collaborators identified orphan receptors, termed Discoidin Domain Receptors 1 and 2 (DDR1 and DDR2), that are expressed by the activated cell types in fibrotic disease. We have further shown that these receptors bind to and are activated by the fibrous matrix they produce. Thus, these receptors are important new targets in fibrotic disease.

     We also have a program to discover and characterize G-Protein Coupled Receptors, which have historically been among the most useful targets for pharmaceuticals.

     The work in these programs is being conducted in collaboration with scientists at Procter & Gamble as part of our agreement.

COLLABORATIVE RELATIONSHIPS

     We currently conduct programs in collaboration with academic and corporate partners and independently. We have entered into research collaboration and licensing agreements with various corporate partners, including Procter & Gamble, Amgen and Sumitomo Pharmaceuticals.

     Procter & Gamble. The majority of our scientific resources are devoted to our collaborative activities with Procter & Gamble in the fields of angiogenesis, cancer, bone growth and related areas, muscle injury and atrophy and small molecule (orally active) drugs.

     In May 1997, we entered into a ten-year collaboration agreement with Procter & Gamble to discover, develop and commercialize pharmaceutical products, as well as a securities purchase agreement and other related agreements. This agreement expanded and superseded a collaboration agreement that we entered into in December 1996 with Procter & Gamble Pharmaceuticals, Inc. to develop drugs for skeletal muscle injury and atrophy. Procter & Gamble agreed over the first five years of the various agreements to purchase up to $60.0 million of our equity, of which, as of December 31, 1999, it had purchased $42.9 million. This purchase was in addition to a purchase by Procter & Gamble of $10.0 million of our common stock that was completed in March 1997. Procter & Gamble agreed over the first five years of the various agreements to provide up to $94.7 million in support of our research efforts related to the collaboration, of which we had received $24.0 million as of December 31, 1999.

     In September 1997, our ten-year agreement with Procter & Gamble was expanded to include AXOKINE and related molecules, and we agreed to develop AXOKINE initially to treat obesity associated with Type II diabetes. In the first quarter of 1999, we and Procter & Gamble commenced a Phase I clinical study to determine the safety of AXOKINE administered subcutaneously for a short duration to mildly to moderately obese healthy volunteers. After examining the interim data from the Phase I study (including the possibility that the market for AXOKINE might be limited to herpes simplex virus (commonly called
HSV)-negative patients) as part of an internal review of drug development programs and budgets, Procter & Gamble decided to return to us the product rights to AXOKINE. We and Procter & Gamble completed the Phase I study in HSV-negative patients. Based on the results of the Phase I study, in March 2000 we initiated a double-blind, placebo-controlled Phase II dose-ranging trial to study the safety and efficacy of AXOKINE in severely obese patients. Under certain circumstances, Procter & Gamble will continue to be entitled to receive a small royalty on any sales of AXOKINE. Procter & Gamble's decision to return to us product rights to AXOKINE has no impact on our broader relationship with Procter & Gamble.

     Under our agreement with Procter & Gamble, any drugs that may result from the collaboration will be jointly developed and marketed, with the parties equally sharing development costs and profits. In addition, during the second five years of the Procter & Gamble agreement, the companies will share all collaboration costs equally. Either party may terminate collaborative research after five years, subject to reversion of certain rights to us. We contributed our technologies and intellectual property relating to a broad set of our programs and activities, as well as future research programs and activities, to the collaboration. Excluded

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

from the collaboration with Procter & Gamble are our neurotrophic factor and cytokine research programs. Our BDNF and NT-3 programs will continue to be developed in collaboration with Amgen and Sumitomo Pharmaceuticals. Our cytokine research programs will continue to be developed independently. In addition to the potential development of protein-based therapeutics, the collaboration will seek to discover and develop small molecule, orally active therapeutics.

     Amgen. We and Amgen are conducting clinical trials of BDNF and NT-3 on behalf of Amgen-Regeneron Partners, a general partnership owned equally by us and Amgen. We are required to fund 50% of the development costs of Amgen-Regeneron Partners to maintain 50% of the commercialization rights. Assuming equal capital contributions to Amgen-Regeneron Partners, we and Amgen share any profits or losses of Amgen-Regeneron Partners equally. BDNF is currently being developed by Amgen-Regeneron Partners for potential use in treating ALS through two routes of administration: intrathecal (infusion into the spinal fluid through an implanted pump, supplied by Medtronic) and subcutaneous (injection under the skin). The Amgen-Regeneron Partners Phase III trial of BDNF for ALS, completed in 1996, failed to achieve its predetermined end points, but subsequent analyses indicated that a retrospectively defined subset of ALS patients in the trial may have received a survival benefit from BDNF treatment.

     Under our agreement with Amgen, we are attempting to develop with Amgen, and if such effort is successful, commercialize, market and distribute, BDNF and NT-3 drug products in the United States through Amgen-Regeneron Partners.

     The development and commercialization of BDNF and NT-3 outside of the United States, Japan, China, and certain other Pacific Rim countries will be conducted solely by Amgen through a license from us and, with respect to NT-3, from Takeda (under a license agreement between Amgen-Regeneron, Genentech, Inc., and Takeda). In return, we will receive royalty payments based on Amgen's net sales of any products in the licensed territory. In the licensed territory, Amgen is solely responsible for funding clinical development and related costs of the licensed products, as well as costs of their commercial exploitation, and will have sole discretion with respect to all such development, manufacturing and marketing of the products and sole responsibility for filing applications for regulatory approvals.

     Sumitomo. In connection with a $4.4 million equity investment made by Sumitomo Chemical Company, Ltd. in March 1989, we granted Sumitomo Chemical a limited right of first negotiation to license up to three of the product candidates we decide to commercialize in Japan on financial and commercial terms as we may offer. We are obligated periodically to inform and, if requested, to meet with Sumitomo Chemical management about our progress in research and development.

     Our collaborative agreement in June 1994 with Sumitomo Pharmaceuticals, an affiliate of Sumitomo Chemical, to develop BDNF in Japan, was the first of such license agreements. Under the terms of the agreement, Sumitomo Pharmaceuticals agreed to pay up to $40.0 million to us, including $25.0 million in research payments (all of which we have received) and up to $15.0 million in progress payments payable upon achievement of certain development milestones, of which $5.0 million was received (reduced by $0.5 million of Japanese withholding tax) in August 1998 in connection with Sumitomo's initiating a Phase I safety study of BDNF in Japan. In addition, Sumitomo Pharmaceuticals agreed to reimburse us for our activities in developing manufacturing processes for BDNF and supplying BDNF and other research materials to Sumitomo Pharmaceuticals. The agreement may be terminated by Sumitomo Pharmaceuticals at its discretion; such termination would result in the reversion to us of all rights to BDNF in Japan.

     Medarex. We recently entered into a collaboration under a binding memorandum of understanding with Medarex, Inc. to discover, develop and commercialize human antibodies as therapeutics. We will contribute our expertise in discovering and characterizing proteins as drug targets, and Medarex will contribute its HuMAb-Mouse(TM) technology to create fully human antibody products for those targets. Together we have selected more than twenty initial targets, including growth factors, cytokines and receptors, and plan to add additional targets in the future. We and Medarex intend to prioritize targets based upon a variety of criteria, including target validation, reagent availability, market opportunity, competitive factors, intellectual property position and the expected feasibility of obtaining antibodies that have the desired properties. The HuMAb-Mouse is a transgenic mouse whose genes for creating mouse antibodies have been inactivated and replaced by human antibody genes. This makes it possible to rapidly create and develop fully human antibodies as drug candidates. We and Medarex agreed to share preclinical and clinical responsibilities and intend to jointly market any drugs that result from this collaboration.

     Emisphere. We have also recently signed an agreement with Emisphere Technologies, Inc. to establish a research and development collaboration to utilize Emisphere's oral drug delivery technology for AXOKINE. In preliminary preclinical pharmacokinetic studies, the Emisphere technology was able to achieve measurable blood levels of AXOKINE. Under the terms of the agreement, we will support research at Emisphere and under certain conditions will make additional payments, including license and milestone payments. We will receive exclusive worldwide commercialization rights to oral products that result from the collaboration and pay Emisphere a royalty on sales of any such products.

     Other Agreements. We have agreements with individual researchers and universities to conduct sponsored research and development programs. The goal of these agreements is to extend our capabilities and to acquire proprietary rights to the results of sponsored research. We are party to a number of sponsored research agreements which include grants to us of exclusive licenses to certain discoveries and technologies developed at, among other places, the Max Planck Institute and the University of California at San Francisco. We have also collaborated with Glaxo Wellcome plc to discover and develop small molecule-based treatments for neurodegenerative diseases. In addition to these sponsored research agreements, we (individually or in partnership with our collaborators) provide research material and information that relate to our product candidates and research programs to over 400 investigators at private and public institutions throughout the world. We provide supplies, materials and know-how to these investigators on a confidential basis in exchange for access to additional research and ownership of certain proprietary rights resulting from the work of the investigators.

MANUFACTURING

     We maintain a manufacturing facility in Tarrytown, New York. This facility, which was designed to comply with FDA current good manufacturing practices (called GMP), produces preclinical and clinical supplies of our products and product candidates.

     In 1993, we purchased our Rensselaer, New York manufacturing facility, which is being used to manufacture products for Sumitomo Pharmaceuticals and Merck under contracts with them. We may use the facility to produce other product candidates and materials in the future.

PATENTS, TRADEMARKS AND TRADE SECRETS

     Our success depends, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. Our policy is to file patent applications to protect technology, inventions and improvements that are considered important to the development of our business. We have been granted 43 U.S. patents and we have more than 100 pending applications. We are the exclusive or nonexclusive licensee of a number of additional U.S. patents and patent applications. We also rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. We or our licensors or collaborators have filed patent applications on products and processes relating to neurotrophic factors and other technologies and inventions in the United States and in certain foreign countries. We intend to file additional patent applications, when appropriate, relating to improvements in these technologies and other specific products and processes. We plan to aggressively prosecute, enforce and defend our patents and other proprietary technology.

EMPLOYEES

     As of March 24, 2000, we had 435 full-time employees, 82 of whom hold a Ph.D. or M.D. degree or both. We believe that we have been successful in attracting skilled and experienced personnel in a highly competitive environment.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information with respect to our directors and executive officers as of February 29, 2000:

NAME                                               AGE   POSITION
------------------------------------------------   ---   ------------------------------------------------
P. Roy Vagelos, M.D.............................   70    Chairman of the Board of Directors (Class II)

Leonard S. Schleifer, M.D., Ph.D................   47    Director (Class I), President, Chief Executive
                                                           Officer and Founder

Charles A. Baker................................   67    Director (Class III)

Michael S. Brown, M.D...........................   59    Director (Class III) and Member of Scientific
                                                           Advisory Board

Alfred G. Gilman, M.D., Ph.D....................   58    Director (Class II), Member of Scientific
                                                           Advisory Board and Co-Founder

Joseph L. Goldstein, M.D........................   60    Director (Class II) and Member of Scientific
                                                           Advisory Board

Fred A. Middleton...............................   50    Director (Class I)

Eric M. Shooter, Ph.D...........................   76    Director (Class I) and Member of Scientific
                                                           Advisory Board

George L. Sing..................................   51    Director (Class III)

George D. Yancopoulos, M.D., Ph.D...............   40    Senior Vice President, Research and Chief
                                                           Scientific Officer

Jesse M. Cedarbaum, M.D.........................   48    Vice President, Clinical Affairs

Murray A. Goldberg..............................   55    Vice President, Finance & Administration, Chief
                                                           Financial Officer, Treasurer and Assistant
                                                           Secretary

Hans-Peter Guler, M.D...........................   51    Vice President, Clinical Sciences

Stephen L. Holst................................   58    Vice President, Quality Assurance and Regulatory
                                                           Affairs

Richard X. Horne................................   49    Staff Vice President, Human Resources

William G. Roberts, M.D.........................   42    Vice President, Regulatory Development

Randall G. Rupp, Ph.D...........................   53    Vice President, Manufacturing and Process
                                                           Science

Joseph M. Sorrentino, Ph.D......................   48    Vice President, Intellectual Property

Neil Stahl, Ph.D................................   43    Vice President, Preclinical Development and
                                                           Biomolecular Science

David M. Valenzuela, Ph.D.......................   49    Vice President, Genomics and Bioinformatics

Douglas S. McCorkle.............................   43    Controller and Assistant Treasurer

Beverly C. Dubs.................................   45    Administrative Controller and Assistant
                                                           Treasurer

     The Board of Directors is divided into three classes, denominated Class I, Class II and Class III, with members of each class holding office for staggered three-year terms. Our Scientific Advisory Board consists of individuals with recognized expertise in neurobiology, clinical neurology, molecular biology and related fields who advise us about present and long-term scientific planning, research and development.

     P. Roy Vagelos, M.D., 70, has been chairman of the board of our company and a member of the Scientific Advisory Board since January 1995. He became a part-time employee of Regeneron in January 1999. Prior to joining Regeneron, Dr. Vagelos was Chairman of the Board and Chief Executive Officer of

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

Merck & Co., Inc. He joined Merck in 1975, became a director in 1984, President and Chief Executive Officer in 1985 and Chairman in 1986. Dr. Vagelos retired from all positions with Merck in 1994. He is also currently a member of the Board of Directors of PepsiCo, Inc., The Prudential Insurance Company of America and Estee Lauder Companies.

     Leonard S. Schleifer, M.D., Ph.D., 47, founded our company in 1988 and has been its president and chief executive officer since its inception and served as Chairman of the Board from 1990 through 1994. In 1992, Dr. Schleifer was appointed Clinical Professor of Neurology at the Cornell University Medical School, and from 1984 to 1988 he was Assistant Professor at the Cornell University Medical School in the Departments of Neurology and Neurobiology.
Dr. Schleifer received his M.D. and Ph.D. in Pharmacology from the University of Virginia. Dr. Schleifer is a licensed physician and is certified in Neurology by the American Board of Psychiatry and Neurology.

     Charles A. Baker, 67, has been a director of our company since February 1989. Since December 1989, he has been the Chairman, President and Chief Executive Officer of The Liposome Company, Inc., a publicly held company. During his career, Mr. Baker served in senior management capacities in various pharmaceutical companies, including the positions of Group Vice President, Squibb Corporation (now Bristol-Myers Squibb) and President, Squibb International. He also held various senior executive positions at Abbott Laboratories and Pfizer, Inc. Mr. Baker is a special limited partner in Sanderling Ventures, which is a shareholder of Regeneron.

     Michael S. Brown, M.D., 59, has been a director of our company since June 1991 and a member of our Scientific Advisory Board since January 1988.
Dr. Brown is Professor of Medicine and Genetics and the Director of the Center for Genetic Diseases at The University of Texas Southwestern Medical Center at Dallas. He is a member of the National Academy of Sciences. He is a Director of Pfizer, Inc. His scientific contributions in cholesterol and lipid metabolism were made in collaboration with Dr. Joseph L. Goldstein. Dr. Brown and Dr. Goldstein jointly received the Nobel Prize for Physiology or Medicine in 1985.

     Alfred G. Gilman, M.D., Ph.D., 58, a co-founder of our company, has been a director of our company since July 1990 and a member of our Scientific Advisory Board since 1988. Dr. Gilman has been the Raymond and Ellen Willie Professor of Molecular Neuropharmacology and Chairman of the Department of Pharmacology at The University of Texas Southwestern Medical Center at Dallas since 1981 and was named a Regental Professor in 1995. Dr. Gilman is a member of the National Academy of Sciences. He is the Consulting Editor of "Goodman and Gilman's The Pharmacological Basis of Therapeutics," the leading medical pharmacology textbook. Dr. Gilman received the Nobel Prize for Physiology or Medicine in 1994. Dr. Gilman is a member of the Board of Directors of Eli Lilly & Company.

     Joseph L. Goldstein, M.D., 60, has been a director of our company since June 1991 and a member of our Scientific Advisory Board since January 1988.
Dr. Goldstein has been the Professor of Medicine and Genetics and Chairman of the Department of Molecular Genetics at The University of Texas Southwestern Medical Center at Dallas for more than five years. Dr. Goldstein is a member of the National Academy of Sciences. Dr. Goldstein and Dr. Brown jointly received the Nobel Prize for Physiology or Medicine in 1985.

     Fred A. Middleton, 50, has been a director of our company since July 1990. Mr. Middleton is a General Partner of Sanderling Ventures, a venture capital firm he co-founded with Dr. Robert McNeil in December 1987 specializing in early stage biomedical companies. Sanderling Ventures is a shareholder of the Company. Between 1984 and 1987, he was Managing General Partner of Morgan Stanley Ventures and, from 1978 through 1984, was Vice President and Chief Financial Officer of Genentech, Inc. and President, Genentech Development Corporation.

     Eric M. Shooter, Ph.D., 76, a co-founder of our company, has been a director of our company and a member of the Scientific Advisory Board since 1988. Dr. Shooter has been a professor at Stanford University School of Medicine since 1968. He was the founding Chairman of the Department of Neurobiology at Stanford University School of Medicine in 1975 and served as its Chairman until 1987. He is a Fellow of the Royal Society of England, a Fellow of the American Academy of Arts and Sciences and a Foreign Associate of the Institute of Medicine of the National Academy of Sciences.

     George L. Sing, 51, has been a director of our company since January 1988. From February 1990 until February 14, 1991, Mr. Sing served as a consultant to Merrill Lynch Venture Capital Inc. From 1982 to February 1990, Mr. Sing was a Vice President and member of the Board of Directors of Merrill Lynch Venture Capital Inc., a venture capital firm. From 1993 to 1998, Mr. Sing was a general partner of Zitan Partners, an investment and advisory firm. Since 1998, Mr. Sing has been a Managing Director of Caduceus Capital Partners, a venture capital investment firm in the health care field.

     George D. Yancopoulos, M.D., Ph.D., 40, has been senior vice president, Research since June 1997 and chief scientific officer since January 1998.
Dr. Yancopoulos was Vice President, Discovery from January 1992 until June 1997, Head of Discovery from January 1991 to January 1992 and Senior Staff Scientist from March 1989 to January 1991. He received his Ph.D. in Biochemistry and Molecular Biophysics and his M.D. from Columbia University. In a 1997 survey by the Institute for Scientific Information, he was listed among the 11 most highly cited scientists in biology and medicine and was the only non-academic scientist in that group.

     Jesse M. Cedarbaum, M.D., 48, has been our vice president, Clinical Affairs since January 1993 and was Program Director of Clinical Affairs of the Company from July 1990 until December 1992. He was Associate Professor of Neurology and Neuroscience at Cornell University Medical College and director of the Parkinson and Movement Disorders Clinics, New York Hospital and The Burke Rehabilitation Center from 1983 to 1990 and is currently Clinical Associate Professor of Neurology at Mt. Sinai Medical School in New York. Dr. Cedarbaum is a board certified neurologist. Dr. Cedarbaum received his M.D. from the Yale University School of Medicine.

     Murray A. Goldberg, 55, has been our vice president, Finance and Administration, Treasurer and Chief Financial Officer since March 1995 and Assistant Secretary since January 2000. Prior to joining us, Mr. Goldberg was Vice President, Finance, Treasurer and Chief Financial Officer of PharmaGenics, Inc. from February 1991 and a Director of that company from May 1991. From 1987 to 1990, Mr. Goldberg was Managing Director, Structured Finance Group at the Chase Manhattan Bank, N.A. and from 1973 to 1987 he served in various managerial positions in finance and corporate development at American Cyanamid Company.

     Hans-Peter Guler, M.D., 51, has been our vice president, Clinical Sciences since April 1998. From 1994 until joining the Company, Dr. Guler was employed by Chiron Corporation, most recently as Senior Director of Clinical Development. From 1989 to 1994, he was Associate Director of Drug Development in the Pharmaceuticals Divisions of CIBA-GEIGY Corporation. Dr. Guler received his M.D. from the University of Zurich.

     Steven L. Holst, 58, has been our vice president, Quality Assurance and Regulatory Affairs since October 1997. From 1993 until October 1997, Mr. Holst was employed by Novo Nordisk A/S, most recently as Senior Regulatory Officer and Responsible Head of its worldwide Health Care group. From 1990 to 1993, he was Director of our Regulatory Affairs and Quality Assurance Groups.

     Richard X. Horne, 49, has been our staff vice president, Human Resources since August 1998. Immediately prior to joining Regeneron, he was Vice President, Human Resources at Braintree Hospital in Braintree, MA, serving in that capacity since 1990. Mr. Horne also was a member of the Board of Directors of The Rehabilitation Hospital of Rhode Island from October 1997 until April 1998.

     William G. Roberts, M.D., 42, has been our vice president, Regulatory Development since May 1999. From 1993 until joining us, Dr. Roberts was employed by Merck & Co., Inc., as Associate Director, Gastroenterology Clinical Research and, subsequently, Director, Regulatory Affairs. He received his M.D. from the Columbia University College of Physicians & Surgeons.

     Randall G. Rupp, Ph.D., 53, has been our vice president, Manufacturing and Process Science since January 1992 and was our director of manufacturing from July 1991 until December 1992. He received his Ph.D. in Biomedical Sciences from the University of Texas, M.D. Anderson Hospital and Tumor Institution, Houston.

     Joseph M. Sorrentino, Ph.D., 48, has been our vice president, Intellectual Property since September 1999. Immediately before joining us, he was Vice President and Counsel (Biotechnology Patents) at
Bristol-Myers Squibb Co., which he joined in 1990. Dr. Sorrentino received his Ph.D. in Biochemistry from the University of Texas and his J.D. from the University of Arizona.

     Neil Stahl, Ph.D., 43, has been our vice president, Preclinical Development and Biomolecular Sciences since January 2000. He joined us in 1991. Before becoming Vice President, Biomolecular Sciences in July 1997, Dr. Stahl was Director, Cytokines and Signal Transduction. Dr. Stahl received his Ph.D. in Biochemistry from Brandeis University.

     David Valenzuela, Ph.D., 49, has been our vice president, Genomics and Bioinformatics since January 1998. Dr. Valenzuela joined us in 1990. He received his Ph.D. in Molecular Biology from the Albert Einstein College of Medicine, Yeshiva University.

     Douglas S. McCorkle, 43, has been our controller since May 1998 and Assistant Treasurer since June 1998. Before joining us, Mr. McCorkle was the Controller at Intergen Company from January 1997. He was a Manager from 1995 to 1996, Senior Associate from 1992 to 1995 and Associate from 1990 to 1991, with PricewaterhouseCoopers LLP.

     Beverly C. Dubs, 45, has been our administrative controller since May 1998 and Assistant Treasurer since August 1990. Ms. Dubs has served in various finance and administration capacities at Regeneron since 1989.

                     INVESTMENT COMPANY ACT CONSIDERATIONS

     The Investment Company Act of 1940, as amended, requires the registration of, and imposes various substantive restrictions on, certain companies that engage primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities, or fail certain statistical tests regarding the composition of assets and sources of income and are not primarily engaged in businesses other than investing, holding, owning, or trading securities. We presently satisfy these statistical tests and intend to remain primarily engaged in businesses other than investing, reinvesting, owning, holding, or trading securities. In addition, we are relying on an SEC position that biotechnology companies such as our company are not investment companies required to register under the 1940 Act. We will seek temporarily to invest the proceeds of this offering, pending their use as described under the caption "Use of Proceeds." We expect to continue to be able to avoid registration requirements of the 1940 Act. If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulations with respect to our capital structure, management, operations, transactions with affiliates described in the Investment Company Act of 1940 and other matters. Application of the provisions of this Act would have a material adverse effect on our business.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 60,000,000 shares of common stock, par value $.001 per share, 40,000,000 shares of Class A stock, par value $.001 per share and 30,000,000 shares of preferred stock, par value $.01 per share. As of March 28, 2000, 29,675,226 shares of our common stock were outstanding and held by 651 shareholders of record and 2,773,950 shares of our Class A stock were outstanding and held by 68 shareholders of record. The following is a summary description of our capital stock. For more information, see our Restated Certificate of Incorporation. A copy of this certificate is incorporated by reference to the registration statement of which this prospectus forms a part.

COMMON STOCK AND CLASS A STOCK

     General. The rights of holders of common stock and holders of Class A stock are identical except for voting and conversion rights and restrictions on transferability.

     Voting Rights. The holders of Class A stock are entitled to ten votes per share and the holders of common stock are entitled to one vote per share. Except as otherwise required by law or as described below, holders of Class A stock will vote together as a single class on all matters presented to the shareholders for their vote or approval, including the election of directors. Shareholders are not entitled to vote cumulatively for the election of directors and no class of outstanding common stock acting alone is entitled to elect any directors.

     Transfer Restrictions. Class A stock is subject to certain limitations on transfer that do not apply to the common stock.

     Dividends and Liquidation. Holders of Class A stock and holders of our common stock have an equal right to receive dividends when and if declared by our Board of Directors out of funds legally available therefor. If a dividend or distribution payable in Class A stock is made on the Class A stock, we must also make a pro rata and simultaneous dividend or distribution on the common stock payable in shares of common stock. Conversely, if a dividend or distribution payable in common stock is made on the common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A stock payable in shares of Class A stock. In the event of our liquidation, dissolution, or winding up, holders of the shares of Class A stock and common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of our preferred stock.

     Optional Conversion Rights. Each share of Class A stock may, at any time and at the option of the holder, be converted into one fully paid and nonassessable share of common stock. Upon conversion, such shares of common stock would not be subject to restrictions on transfer that applied to the shares of Class A stock prior to conversion except to the extent such restrictions are imposed under applicable securities laws.

     The shares of common stock are not convertible into or exchangeable for shares of Class A stock or any other of our shares or securities.

     Other Provisions. Holders of Class A stock and common stock have no preemptive rights to subscribe to any additional securities of any class which we may issue and there are no redemption provisions or sinking fund provisions applicable to either such class, nor is the Class A stock or the common stock subject to calls or assessments.

     Nasdaq National Market Listing. Our common stock is quoted on the Nasdaq National Market. The current rules of the National Association of Securities Dealers, Inc. (the "NASD") effectively preclude the trading or quotation through the Nasdaq National Market of any securities of an issuer which has issued securities or taken other corporate action that would have the effect of nullifying, restricting, or disparately reducing the per share voting of an outstanding class or classes of equity securities registered under section 12 of the Exchange Act. Certain national securities exchanges have adopted similar rules or policies. We do not intend to issue any additional shares of any stock that would make it ineligible for inclusion on the Nasdaq National Market or any national securities exchange. However, if we issue additional stock that causes us to become ineligible for continued inclusion on the Nasdaq National Market, then the ineligibility would be likely to materially reduce the liquidity of an investment in our common stock and would likely depress its market value below that which would otherwise prevail.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

     Our Restated Certificate of Incorporation allows us to issue up to 30,000,000 shares of preferred stock in one or more series and as may be determined by our Board of Directors who may establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preference and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof and to increase or decrease the number of shares of any such series without any further vote or action by the shareholders. Our Board of Directors may authorize, without shareholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of our common stock. Preferred stock could thus be issued quickly with terms designed to delay or prevent a change in control or to make the removal of management more difficult. In certain circumstances, this could have the effect of decreasing the market price of our common stock.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     Certain of our shareholders have registration rights. Under the agreements between us and the holders of registration rights, certain holders may under certain circumstances request that we file a registration statement under the Securities Act and, upon such request and subject to certain minimum size conditions, we will generally be required to use our best efforts to effect any such registration. We are not generally required to effect more than two such registrations. However, we are required under certain circumstances to effect an unlimited number of Form S-3 or similar short form registrations for such holders. We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of all of these registrations.

     In addition, if we propose to register any of our securities, either for our own account or for the account of other shareholders, with certain exceptions, we are required to notify the holders noted above and to include in such registration all of the shares of our common stock requested to be included by such holders. In connection with this offering, we have notified each of the holders who have registration rights and each holder other than the selling shareholder has waived its rights to exercise its respective registration rights.

RIGHTS PLAN

     In September 1996, we adopted a Shareholder Rights Plan. As with most shareholder rights agreements, the terms of our rights agreement are complex and not easily summarized. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read our rights agreement, which has been filed with the SEC.

     Our rights agreement provides that each of our common shares will have one right to purchase a unit consisting of one-thousandth of a preferred share at a purchase price of $120 per unit.

     Initially, the rights under our rights agreement are attached to outstanding certificates representing our common shares and no separate certificates representing the rights will be distributed. The rights will separate from our common shares and be represented by separate certificates approximately 10 days after someone acquires or commences a tender offer for 20% of our outstanding common shares.

     After the rights separate from our common shares, certificates representing the rights will be mailed to record holders of our common shares. Once distributed, the rights certificates alone will represent the rights.

     All of our common shares issued prior to the date the rights separate from the common shares will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common shares. The rights will expire on October 18, 2006 unless earlier redeemed or exchanged by us.

     If an acquiror obtains or has the right to obtain 20% or more of our common shares, then each right will entitle the holder to purchase a number of our common shares initially equal to two times the purchase price of each right, unless the acquisition is made pursuant to a tender or exchange offer for all of our outstanding shares at a price determined by a majority of our independent directors. In this event, rights held by the acquiring person shall become null and void.

     In certain circumstances, a right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the right's purchase price.

     Holders of rights will have no rights as our stockholders including the right to vote or receive dividends, simply by virtue of holding the rights.

     Our rights agreement may have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board to negotiate with an acquiror on behalf of all the shareholders. In addition, the rights should not interfere with a proxy contest.

                              SELLING SHAREHOLDER

     Amgen is one of our important collaborators and is an equal partner with us in Amgen-Regeneron Partners. The following table sets forth certain information with respect to the beneficial ownership of our common stock (before and after giving effect to the issuance and sale of shares pursuant to this prospectus) as of March 28, 2000 by Amgen.

                                                                                SHARES BEING
                                                        SHARES BENEFICIALLY     OFFERED IF THE
                                                               OWNED            UNDERWRITERS'     SHARES BENEFICIALLY
                                                            PRIOR TO THE        OVER-ALLOTMENT           OWNED
                                                              OFFERING           OPTION IS         AFTER THE OFFERING
                                                        --------------------    EXERCISED IN      --------------------
NAME AND ADDRESS                                         NUMBER      PERCENT        FULL           NUMBER      PERCENT
-----------------------------------------------------   ---------    -------    --------------    ---------    -------
Amgen Inc. ..........................................   4,916,808      15.2%         390,000      4,526,808      12.9%
One Amgen Center Drive
Thousand Oaks, CA 91320

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., J.P. Morgan Securities Inc. and FleetBoston Robertson Stephens Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling shareholder and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock listed opposite their names below.

                                                                                               NUMBER
             UNDERWRITER                                                                      OF SHARES
                                                                                              ---------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated...................................................................   1,040,000
Lehman Brothers Inc........................................................................     520,000
J.P. Morgan Securities Inc.................................................................     520,000
FleetBoston Robertson Stephens Inc.........................................................     520,000
                                                                                              ---------
             Total.........................................................................   2,600,000
                                                                                              ---------
                                                                                              ---------

     The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated. The closings for the sales of shares to be purchased by the underwriters are conditioned on one another.

     We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us and the selling shareholder that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.38 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholder. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                                               PER SHARE    WITHOUT OPTION    WITH OPTION
                                                               ---------    --------------    -----------
Public offering price.......................................     $29.75       $77,350,000     $88,952,500
Underwriting discount.......................................      $1.48        $3,848,000      $4,425,200
Proceeds, before expenses, to Regeneron.....................     $28.27       $73,502,000     $73,502,000
Proceeds, before expenses, to the
  selling shareholder.......................................     $28.27          --           $11,025,300

     The expenses of the offering, not including the underwriting discount, are estimated at $550,000 and are payable by us.

OVER-ALLOTMENT OPTION

     The selling shareholder has granted options to the underwriters to purchase up to 390,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors and certain existing shareholders, including Amgen, have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals or entities have agreed not to directly or indirectly:

     o offer, pledge, sell or contract to sell any common stock;

     o sell any option or contract to purchase any common stock;

     o purchase any option or contract to sell any common stock;

     o grant any option, right or warrant for the sale of any common stock;

     o lend or otherwise dispose of or transfer any common stock; and

     o enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

     We, however, may issue (1) shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus,
(2) shares or options to purchase shares granted pursuant to our existing and future employee benefit plans and (3) shares pursuant to any non-employee director stock plan or dividend reinvestment plan.

     Procter & Gamble has agreed to a lockup provision for a period not to exceed the earlier of (1) 90 days after the date of this prospectus and
(2) June 30, 2000.

     The shares are quoted on the Nasdaq National Market under the symbol
"REGN."

UK SELLING RESTRICTIONS

     Each underwriter has agreed that

     o it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     o it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

     o it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in
       Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements)

       (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us, the selling stockholder or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

PRICE STABILIZATION, SHORT POSITIONS

     Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters or the lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

     In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

     Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will pass upon the validity of our common stock offered by this prospectus for us. Shearman & Sterling, New York, New York will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

     The financial statements of Regeneron Pharmaceuticals, Inc. which are incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Regeneron Pharmaceuticals, Inc. for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Amgen-Regeneron Partners appearing in the Regeneron Pharmaceuticals, Inc.'s 1999 Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains our SEC filings and reports, proxy and information statements and other information regarding registrants.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all future filings we make with the SEC after the date of the initial registration statement and prior to effectiveness of the registration statement and any filings thereafter and prior to the termination of this offering with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

     (1) our Annual Report on Form 10-K for the year ended December 31, 1999;
         and

     (2) the description of our common stock contained in Item 1 of our Registration Statement on Form 8-A filed on February 20, 1991, as amended by a Form 8 filed on March 27, 1991.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                Regeneron Pharmaceuticals, Inc.
                                777 Old Saw Mill River Road
                                Tarrytown, New York 10591-6707
                                (914) 347-7000
                                Attention: Murray A. Goldberg
                                       Chief Financial Officer

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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,600,000 SHARES

                        REGENERON PHARMACEUTICALS, INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              MERRILL LYNCH & CO.

                                LEHMAN BROTHERS

                               J.P. MORGAN & CO.

                               ROBERTSON STEPHENS

                                 MARCH 29, 2000

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